                                           Filed pursuant to Rule 424(b)(4)
                                            Registration No. 333-25069
PROSPECTUS SUPPLEMENT
(To Prospectus dated May 5, 1997)

3,087,134 SHARES

            [LOGO]
COMMON STOCK
(PAR VALUE $1.00 PER SHARE)

All of the shares of Common Stock of Marsh & McLennan Companies, Inc., a Delaware corporation (the "Company"), offered hereby (the "Offering") are being sold by certain stockholders of the Company (the "Selling Stockholders"). The Common Stock offered hereby was issued as partial consideration to the Selling Stockholders in connection with the Company's business combination with Johnson & Higgins, a New Jersey corporation. See "Prospectus Supplement Summary--The Business Combination with Johnson & Higgins." The Company will not receive any proceeds from the sale of the Common Stock offered hereby.

The Common Stock is listed on the New York Stock Exchange (the "NYSE"), the Chicago Stock Exchange (the "CSE"), the Pacific Stock Exchange (the "PSE") and the London Stock Exchange (the "LSE") under the trading symbol "MMC." On May 5, 1997, the last reported sale price of the Common Stock on the NYSE Composite Tape was $122 7/8 per share. See "Price Range of Common Stock and Dividends."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                             PROCEEDS TO
                                           PRICE TO         UNDERWRITING     SELLING
                                           PUBLIC           DISCOUNT(1)      STOCKHOLDERS(2)
Per Share                                  $119.00          $3.57            $115.43
Total                                      $367,368,946.00  $11,021,068.38   $356,347,877.62

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Expenses of the Offering, estimated to be $348,000, are payable by the Company. See "Plan of Distribution" in the accompanying Prospectus.

J.P. Morgan & Co. is acting as book running lead manager for the Offering. J.P. Morgan & Co. and Morgan Stanley & Co. Incorporated are acting as joint lead managers. The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them, including their right to reject orders in whole or in part and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the shares of Common Stock will be made against payment therefor on or about May 9, 1997 at the offices of J.P. Morgan Securities Inc., 60 Wall Street, New York, New York.

J.P. MORGAN & CO.                                           MORGAN STANLEY & CO.
                                                                INCORPORATED
                            JOINT LEAD MANAGERS

DONALDSON, LUFKIN & JENRETTE                                 MERRILL LYNCH & CO.
   SECURITIES CORPORATION

PAINEWEBBER INCORPORATED                                       SMITH BARNEY INC.

May 5, 1997

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF SUCH ACTIVITIES, SEE "UNDERWRITING."

No person has been authorized to give any information or to make any representations other than those contained in this Prospectus Supplement, the accompanying Prospectus or the documents incorporated or deemed incorporated by reference herein, and any information or representations not contained herein or therein may not be relied upon as having been authorized by the Company or by any underwriter or dealer. This Prospectus Supplement and the accompanying Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the Common Stock in any circumstances in which such offer or solicitation is unlawful. The delivery of this Prospectus Supplement or the accompanying Prospectus at any time does not imply that the information herein or therein is correct as of any time subsequent to the date of such information.

No action has been or will be taken in any jurisdiction by the Company or any Selling Stockholder that would permit a public offering of the Common Stock or possession or distribution of this Prospectus Supplement or the accompanying Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus Supplement or the accompanying Prospectus comes are required by the Company and the Selling Stockholders to inform themselves about and to observe any restrictions as to the offering of the Common Stock and the distribution of this Prospectus Supplement and the accompanying Prospectus.
                               TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT                     PAGE
Prospectus Supplement Summary.........        S-3
Cautionary Statement Regarding
  Forward-Looking Information.........        S-6
Price Range of Common Stock and
  Dividends...........................        S-7
Capitalization........................        S-8
Unaudited Pro Forma Condensed Combined
  Financial Information...............        S-9
Selected Historical Consolidated
  Financial Data......................       S-13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................       S-15
The Company...........................       S-26
Selling Stockholders..................       S-33
Underwriting..........................       S-34
Legal Matters.........................       S-35

PROSPECTUS                                PAGE

Available Information.................          3
Incorporation of Certain Documents by
  Reference...........................          3
The Company...........................          4
Use of Proceeds.......................          4
Selling Stockholders..................          4
Description of Capital Stock..........          5
Plan of Distribution..................          8
Legal Matters.........................          9
Experts...............................          9

                         PROSPECTUS SUPPLEMENT SUMMARY
                                  THE COMPANY

Marsh & McLennan Companies, Inc., a professional services organization with origins dating from 1871 in the United States, is a holding company which, through its subsidiaries and affiliates, provides clients with analysis, advice and transactional capabilities in the fields of insurance and reinsurance broking, investment management and consulting. Unless the context indicates otherwise, references in this Prospectus Supplement to the "Company" include Marsh & McLennan Companies, Inc. and its subsidiaries.

INSURANCE SERVICES

Marsh & McLennan Companies, Inc. provides risk and insurance services primarily through its wholly-owned subsidiaries, Marsh & McLennan, Incorporated, Johnson & Higgins, Guy Carpenter & Company, Inc., Seabury & Smith, Inc. and Marsh & McLennan Risk Capital Corp.

Marsh & McLennan, Incorporated (together with its subsidiaries, "MMI") is a world leader in providing insurance broking services and professional counseling on risk management issues, including risk analysis, coverage requirements, self-insurance, alternative insurance and risk financing methods as well as other insurance-related issues. MMI provides a single, integrated service to clients throughout the world.

The business of Johnson & Higgins is described below under "Prospectus Supplement Summary--The Business Combination with Johnson & Higgins--J&H Business."

Guy Carpenter & Company, Inc. (together with its subsidiaries, "Guy Carpenter") is a leading global reinsurance intermediary. It advises insurance and reinsurance organizations on the complex issue of risk management and provides an array of support services such as actuarial, financial and regulatory consulting, portfolio analysis and catastrophe modeling. Guy Carpenter structures and places reinsurance coverage and other risk-transfer financing with reinsurance firms worldwide.

Seabury & Smith, Inc. (together with its subsidiaries, "Seabury & Smith") is a leading provider of insurance program management and underwriting management services in North America, including the design, placement and administration of life, health, accident, disability, automobile, homeowners, professional liability and other insurance, and related products. Seabury & Smith designs and administers specialized, systems-driven insurance programs primarily for members of affinity groups.

Marsh & McLennan Risk Capital Corp. originates, structures and manages insurance industry investments and provides advisory services on a global basis.

INVESTMENT MANAGEMENT

Through its subsidiary, Putnam Investments, Inc. (together with its subsidiaries, "Putnam"), one of the oldest and largest money management organizations in the United States, the Company offers a full range of both equity and fixed income products, invested domestically and globally, for individual and institutional investors. At December 31, 1996, Putnam managed more than 95 mutual funds and $173 billion in assets.

CONSULTING

The Company provides consulting services to a predominantly corporate clientele through its wholly-owned subsidiary, Mercer Consulting Group, Inc. (together with its subsidiaries, "Mercer"). One of the largest consulting firms in the world, Mercer is a market leader in human resources, employee benefits and compensation consulting. Mercer also provides strategic and economic consulting. These areas of expertise are offered by professionals located in major business centers around the world.

                THE BUSINESS COMBINATION WITH JOHNSON & HIGGINS

On March 27, 1997, the Company consummated a strategic business combination (the "Transaction") with Johnson & Higgins (together with its subsidiaries, "J&H") whereby J&H became a subsidiary of the Company. Established in New York in 1845, J&H provides insurance broking, risk management and employee benefit consulting services to clients worldwide. It had revenues of approximately $1.2 billion for the year ended December 31, 1996.

J&H BUSINESS

INSURANCE SERVICES

J&H provides retail insurance brokerage services on a worldwide basis. J&H's clients for retail insurance brokerage services are predominantly corporations, government and related agencies, non-profit organizations and individuals. Insurance coverage is placed on behalf of such clients with insurers directly or through wholesale brokers.

J&H provides wholesale insurance brokerage services through three business units: Henry Ward Johnson provides general wholesale brokerage and specialty wholesale marketing and consulting services primarily to J&H's retail branches in the United States; J&H's London wholesale unit acts as a traditional wholesaler into the London and continental European markets for J&H offices worldwide; and J&H's Global Captive Management group includes the J&H Intermediaries unit, which assists mostly U.S.-based clients needing access to insurers and reinsurers located in Bermuda.

J&H offers a full range of treaty reinsurance brokerage services through Willcox Incorporated Reinsurance Intermediaries. J&H also offers reinsurance brokerage services into the London market through London-based Willcox Johnson & Higgins. In addition, J&H owns a minority interest (approximately 49%) in Reinmex, the largest reinsurance broker in Mexico.

J&H provides, through its Global Captive Management group, services in establishing and managing captive insurance companies, primarily in Bermuda. J&H also provides, through J&H/KVI, a joint venture between J&H and Kirke-Van Orsdel, Inc., administrative services for group universal life programs, outsourcing services for employers seeking assistance with employee benefit program design, administration and customer service and "invisible branch office" insurance services for financial services companies wishing to outsource such functions.

EMPLOYEE BENEFIT CONSULTING

J&H, through A. Foster Higgins, provides employee benefit consulting services to medium-sized and large corporations in the U.S. and Canada. Lines of business include retirement plans (e.g., pensions, defined contribution plans, investment services and retiree health care), communications (e.g., organizational research and personalized communication), process reengineering and outsourcing, information consulting and international consulting. A. Foster Higgins also works with health care providers to help them tailor services to the employer market. A. Foster Higgins employs a consulting staff including actuaries, lawyers, health care professionals, system specialists and writers, as well as benefit professionals with a broad range of experience.

INTEGRATION OF THE COMPANY AND J&H

A newly-formed subsidiary of the Company, known as J&H Marsh & McLennan, Inc. ("J&H/M&M"), will be used to facilitate the integration and management of the respective insurance services operations of the Company and J&H.

A management committee of four Vice Chairmen will be responsible for integrating and operating these businesses. The four Vice Chairmen are expected to include Richard H. Blum, a director of the Company and former Chairman and Chief Executive Officer of Guy Carpenter, John T. Sinnott, President and Chief Executive Officer of MMI, Richard A. Nielsen, Vice Chairman and Chief Operating Officer of J&H, and Norman Barham, President of

J&H. Mr. A. J. C. Smith, who is Chairman of the Company, is expected to be the Chairman of the Board and Chief Executive Officer of J&H/M&M.

A. Foster Higgins, a subsidiary of J&H engaged in the employee benefits consulting business, operationally will be combined with the similar business conducted by Mercer.

As part of the Transaction, David A. Olsen, Chairman of J&H, Richard A. Nielsen, Norman Barham and a person to be designated who is not affiliated with J&H are expected to join the Board of Directors of the Company. In addition, at the time of his appointment as director, Mr. Olsen is expected to be appointed Vice Chairman of the Company.

THE TRANSACTION

The Company agreed to pay total consideration of approximately $1.8 billion in connection with the Transaction (the "Consideration"), of which approximately $1.3 billion has been paid and approximately $500 million will be paid in equal annual installments on each of the next three or four anniversaries of the closing of the Transaction (the "Closing"). The Consideration consists of approximately $600 million in cash and approximately 9.8 million shares of Common Stock (valued at $121 7/8 per share). The cash portion of the Consideration that has been paid was financed with bank borrowings and commercial paper.

Subject to certain limited exceptions, approximately 3.6 million shares of the Common Stock portion of the Consideration may not be sold during the first year following the Closing and during the two years following the Closing approximately 1.8 million shares of the Common Stock portion of the Consideration may not be sold. In addition, approximately 800,000 shares of the Common Stock portion of the Consideration (of which approximately 600,000 shares are subject to the foregoing sale restriction) were placed in escrow for a period of up to two years in order to secure certain indemnification obligations with respect to certain representations and warranties.

The Consideration is divided among: (i) the stockholders of J&H, who were active directors or managing principals of J&H (the "Former J&H Stockholders"), (ii) certain retired directors of J&H (or their estates) (the "Retirees"), some of whom were entitled to dividend-equivalent payments for a period of up to 10 years following their retirement in return for having surrendered their J&H stock upon retirement, and (iii) approximately 600 key employees of J&H (the "Key Employees").

The stock purchase agreement for the Transaction commits J&H to distribute to the Former J&H Stockholders, Retirees, Key Employees and others up to $175 million in excess cash of J&H plus a portion of pre-Closing earnings, promptly upon finalization of certain financial information about J&H, to the extent that such distributions will not reduce the working capital of J&H below certain minimal levels (such distributions of excess cash (which do not include any distributions designated as a portion of pre-Closing earnings) are referred to herein as the "Specified Permitted Distributions"). The Specified Permitted Distributions are generally reflected in the unaudited pro forma condensed combined financial statements of the Company contained in "Unaudited Pro Forma Condensed Combined Financial Information."

                                  THE OFFERING

Common Stock offered by the Selling            3,087,134 shares
  Stockholders...............................

Use of Proceeds..............................  The Company will not receive any of the proceeds from the sale of shares of Common
                                               Stock offered hereby.

NYSE, CSE, PSE & LSE Symbol..................  "MMC"

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

The Private Securities Litigation Reform Act of 1995 (the "1995 Act") provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. The Company desires to take advantage of the "safe-harbor" provisions of the 1995 Act. Certain information, particularly information contained herein under "Unaudited Pro Forma Condensed Combined Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and information regarding future economic performance and finances, and plans and objectives of management contained, or incorporated by reference, in this Prospectus Supplement and the accompanying Prospectus, is forward-looking. In some cases, information regarding certain important factors that could cause actual results to differ materially from any such forward-looking statement appear together with such statement. The following factors could also cause actual results to differ materially from any such forward-looking statement: (i) unanticipated events and circumstances may occur rendering the Transaction less beneficial to the Company than projected; (ii) the Company faces intense competition in its markets, and there is, accordingly, no guarantee that after consummation of the Transaction the Company will achieve the expected financial and operating results and synergies; and (iii) such results and synergies depend on the ability of the Company and J&H to integrate successfully their operations and thereby achieve the anticipated cost savings and be in a position to take advantage of potential opportunities for growth. In addition, the regulatory and competitive factors discussed below under "The Company--Regulation" and "The Company--Competitive Conditions" in addition to other possible factors not listed, could affect the Company's actual results and cause such results to differ from those expressed in the forward-looking statements.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

The Common Stock is listed on the NYSE, the CSE, the PSE and the LSE under the trading symbol "MMC." The following table sets forth, for the indicated calendar periods, the reported high and low sales prices of the Common Stock on the NYSE Composite Tape and the cash dividends per share of Common Stock. As of February 28, 1997, there were 17,764 stockholders of record of the Common Stock.

                                                              -------------------------------
                                                                  PRICE RANGE       DIVIDENDS
                                                              --------------------   PAID PER
                                                                   HIGH        LOW      SHARE
                                                              ---------  ---------  ---------
Years Ended December 31,
    1997:
        First quarter                                          $129 5/8   $102 5/8       $.90
        Second quarter (through May 5, 1997)                    122 7/8    113 1/8         --
    1996:
        First quarter                                           101 5/8     84 1/4        .80
        Second quarter                                           97 5/8         89        .80
        Third quarter                                                99         88        .80
        Fourth quarter                                          114 7/8     95 1/2        .90
    1995:
        First quarter                                                85     76 1/4       .725
        Second quarter                                               84     76 1/8       .725
        Third quarter                                            89 3/8     76 5/8       .725
        Fourth quarter                                           90 1/8     80 1/2        .80
    1994:
        First quarter                                            86 3/4     80 1/4       .675
        Second quarter                                           88 3/4     81 1/4       .675
        Third quarter                                            88 3/8         76       .725
        Fourth quarter                                           80 3/8     71 1/4       .725

The timing and amount of future dividends will be (i) dependent upon the Company's results of operations, financial condition, cash requirements and other relevant factors, (ii) subject to the discretion of the Board of Directors of the Company and (iii) payable only out of the Company's surplus or current net profits in accordance with the General Corporation Law of the State of Delaware.

                                 CAPITALIZATION

The following table sets forth, as of December 31, 1996, the short-term debt and capitalization of the Company on an historical basis and on a pro forma basis giving effect to the Transaction. The following information should be read in conjunction with "Unaudited Pro Forma Condensed Combined Financial Information," and the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, incorporated by reference herein.

                                                                          ----------------------
                                                                            AS OF DECEMBER 31,
                                                                                   1996

DOLLARS IN MILLIONS, EXCEPT SHARE FIGURES AND RATIOS                      HISTORICAL  PRO FORMA
                                                                          ---------  -----------
Short-term debt:
  Commercial paper                                                        $   387.6   $   531.6
  Current portion of long-term debt                                             4.8         8.7
                                                                          ---------  -----------
Total short-term debt                                                     $   392.4   $   540.3
                                                                          ---------  -----------
                                                                          ---------  -----------
Long-term debt:
  Revolving credit facility                                               $   250.0   $   250.0
  Bank borrowings                                                                --       289.0
  Mortgage--9.8% due 2009                                                     200.0       200.0
  Mortgage--7.87% due 2012                                                       --       130.8
  Other                                                                         8.2         8.2
                                                                          ---------  -----------
Total long-term debt                                                      $   458.2   $   878.0
                                                                          ---------  -----------
                                                                          ---------  -----------
Stockholders' equity:
  Preferred Stock, $1 par value, authorized 6,000,000 shares, none
    issued                                                                       --          --
  Common Stock, $1 par value, authorized 200,000,000 shares, issued
    76,794,531 historical shares; issued 86,594,531 pro forma shares      $    76.8   $    86.6
  Additional paid-in capital                                                  148.1     1,146.3
  Retained earnings                                                         1,901.6     1,901.6
  Unrealized securities holding gains, net of income taxes                    221.2       221.2
  Cumulative translation adjustments                                          (75.7)      (75.7)
  Treasury shares, at cost, 4,475,571 shares                                 (383.4)     (383.4)
                                                                          ---------  -----------
Stockholders' equity                                                      $ 1,888.6   $ 2,896.6
                                                                          ---------  -----------
                                                                          ---------  -----------
Total capitalization                                                      $ 2,739.2   $ 4,314.9
                                                                          ---------  -----------
                                                                          ---------  -----------
Long-term debt to total capitalization                                         16.7%       20.3%
                                                                          ---------  -----------
                                                                          ---------  -----------
Total debt to total capitalization                                             31.1%       32.9%
                                                                          ---------  -----------
                                                                          ---------  -----------

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined statement of income for the year ended December 31, 1996 and the unaudited pro forma condensed combined balance sheet as of December 31, 1996 give effect to the Transaction with J&H. The purchase method of accounting has been applied to the Transaction. Accordingly, assets acquired and liabilities assumed have been reflected at their current estimated fair values which, ultimately, will be subject to further refinement. The pro forma statement of income assumes the Transaction occurred on January 1, 1996 and the pro forma balance sheet assumes the Transaction occurred on December 31, 1996.

The unaudited pro forma condensed combined statement of income does not include any potential cost savings that may be realized as a result of the Transaction, except as specifically described in Note (b) to the unaudited pro forma condensed combined financial statements. The Company has indicated that it anticipates ultimately achieving pretax cost savings in the range of $150 million per year, over a period of years. See "Cautionary Statement Regarding Forward-Looking Information."

The unaudited pro forma condensed combined financial statements have been prepared by the Company based upon the assumptions disclosed in the notes to the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements presented herein are shown for illustrative purposes only and do not purport to be indicative of the results which would have been reported if the Transaction had occurred on the dates indicated or which may occur in the future. The unaudited pro forma condensed combined financial statements should be read in conjunction with "Prospectus Supplement Summary--The Business Combination with Johnson & Higgins," the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, incorporated by reference herein, and the financial statements of J&H included in the Company's Current Report on Form 8-K, filed with the Commission on April 7, 1997, incorporated by reference herein.

                        MARSH & MCLENNAN COMPANIES, INC.

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                FOR THE YEAR ENDED DECEMBER 31, 1996 (UNAUDITED)

                                ------------------------------------------------------
                                      HISTORICAL
                                ----------------------

IN MILLIONS, EXCEPT PER SHARE        THE       J&H, AS      PRO FORMA        PRO FORMA
  FIGURES                        COMPANY  ADJUSTED (A)     ADJUSTMENTS    COMBINED (F)
                                --------  ------------     ----------     ------------
Revenue                         $4,149.0    $1,147.7               --         $5,296.7
Expense                          3,433.7     1,032.7           $ 15.3(b)       4,481.7
                                --------  ------------     ----------     ------------
Operating Income                   715.3       115.0            (15.3)           815.0
Interest, Net                      (47.3)        5.9            (45.6)(c)        (87.0)
                                --------  ------------     ----------     ------------
Income Before Income Taxes         668.0       120.9            (60.9)           728.0
Income Taxes                       208.7        46.7             (9.6)(d)        245.8
                                --------  ------------     ----------     ------------
Net Income                      $  459.3    $   74.2           $(51.3)         $ 482.2
                                --------  ------------     ----------     ------------
                                --------  ------------     ----------     ------------
Net Income Per Share            $   6.34                                       $  5.87
                                --------                                  ------------
                                --------                                  ------------
Average Number of Shares
  Outstanding                       72.4                          9.8(e)          82.2
                                --------                   ----------     ------------
                                --------                   ----------     ------------

See accompanying notes to unaudited pro forma condensed combined financial statements.

                        MARSH & MCLENNAN COMPANIES, INC.

                   PRO FORMA CONDENSED COMBINED BALANCE SHEET
                      AS OF DECEMBER 31, 1996 (UNAUDITED)

                                          ---------------------------------------------------
                                                HISTORICAL
                                          ----------------------

                                               THE       J&H, AS     PRO FORMA      PRO FORMA
DOLLARS IN MILLIONS                        COMPANY  ADJUSTED (G)   ADJUSTMENTS   COMBINED (F)
                                          --------  ------------   -----------   ------------
ASSETS
Current Assets:
Cash and cash equivalents                 $  299.6    $  258.3      $ (175.0)(h)   $  382.9
                                          --------  ------------   -----------   ------------
Receivables                                1,129.1       177.2            --        1,306.3
  Less-allowance for doubtful accounts       (43.3)         --            --          (43.3)
                                          --------  ------------   -----------   ------------
  Net receivables                          1,085.8       177.2            --        1,263.0
                                          --------  ------------   -----------   ------------
Other current assets                         363.2        68.9            --          432.1
                                          --------  ------------   -----------   ------------
    Total current assets                   1,748.6       504.4        (175.0)       2,078.0
                                          --------  ------------   -----------   ------------
Long-term securities                         573.3          --            --          573.3
Fixed assets, net                            770.1       168.4            --          938.5
Intangible assets                            545.3       246.8       1,414.5(i)     2,206.6
Other assets                                 907.9       183.1            --        1,091.0
                                          --------  ------------   -----------   ------------
                                          $4,545.2    $1,102.7      $1,239.5       $6,887.4
                                          --------  ------------   -----------   ------------
                                          --------  ------------   -----------   ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Short-term debt                           $  392.4    $    3.9      $  144.0(j)    $  540.3
Accounts payable and accrued liabilities     904.3       224.2          31.2(k)     1,159.7
Accrued income taxes                         259.6        28.2            --          287.8
                                          --------  ------------   -----------   ------------
Total current liabilities                  1,556.3       256.3         175.2        1,987.8
                                          --------  ------------   -----------   ------------
Fiduciary liabilities                      1,685.9       518.1            --        2,204.0
Less--cash and investments held in a
  fiduciary capacity                      (1,685.9)     (518.1)           --       (2,204.0)
                                          --------  ------------   -----------   ------------
                                                --          --            --             --
                                          --------  ------------   -----------   ------------
Long-term debt                               458.2       130.8         289.0(j)       878.0
                                          --------  ------------   -----------   ------------
Other liabilities                            642.1       253.4          62.5(k)     1,125.0
                                                                       167.0(j)
                                          --------  ------------   -----------   ------------
Commitments and contingencies                   --          --            --             --
                                          --------  ------------   -----------   ------------
Stockholders' equity:
Preferred stock                                 --          --            --             --
Common stock                                  76.8          --           9.8(l)        86.6
Other stockholders' equity                 2,195.2       462.2        (462.2)(l)    3,193.4
                                                                       998.2(l)
                                          --------  ------------   -----------   ------------
                                           2,272.0       462.2         545.8        3,280.0
Less--treasury shares, at cost              (383.4)         --            --         (383.4)
                                          --------  ------------   -----------   ------------
Total stockholders' equity                 1,888.6       462.2         545.8        2,896.6
                                          --------  ------------   -----------   ------------
                                          $4,545.2    $1,102.7      $1,239.5       $6,887.4
                                          --------  ------------   -----------   ------------
                                          --------  ------------   -----------   ------------

See accompanying notes to unaudited pro forma condensed combined financial statements.

NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

A description of the adjustments reflected in the unaudited pro forma condensed combined financial statements follows:

(a) Certain amounts included in the J&H consolidated statement of income (interest income, interest expense, equity in income of affiliates and minority interest in income of subsidiaries) have been reclassified to conform with the Company's financial statement presentation.

(b) To reflect the additional goodwill amortization expense of $35.4 million to be incurred as a result of the Transaction partially offset by $20.1 million of contractually provided adjustments to ongoing compensation and benefits expenses, which are a direct result of J&H no longer being a private company. Goodwill is being amortized over a forty year period.

(c) To record: (1) additional interest expense of $28.1 million associated with the incremental $433 million of borrowings that was incurred by the Company to finance the cash portion of the Transaction Consideration which was paid at closing at an assumed interest rate of 6.5% and $8.4 million associated with $167 million of the Transaction Consideration which will be issued in installments at a contractual interest rate of 5.0%, and (2) a reduction in interest income of $9.1 million on the $175 million of Specified Permitted Distributions by J&H at an assumed interest rate of 5.2%.

(d) To record the tax effect of the pro forma adjustments (exclusive of the goodwill amortization) at an assumed tax rate of 37.50%.

(e) To reflect the issuance of approximately 9.8 million shares of the Company's Common Stock in connection with the Transaction.

(f) The pro forma condensed combined statement of income and the pro forma condensed combined balance sheet do not include the effects of the Company's January 1997 acquisition of Compagnie Europeenne De Courtage d'Assurances et de Reassurances ("CECAR"), an insurance broker headquartered in France, for approximately $200 million.

(g) Certain amounts included in the J&H consolidated balance sheet have been reclassified to conform with the Company's financial statement presentation. In particular, fiduciary cash and investments of $518.1 million have been offset against the related liabilities and presented in the liability section of the balance sheet. In addition, the receivables and payables for uncollected premiums and claims amounting to $788.9 million have been excluded from the asset and liability sections of the consolidated balance sheet, as they are presented in footnote disclosures in the Company's financial statements.

(h) To reflect the $175 million of Specified Permitted Distributions by J&H. See "Prospectus Supplement Summary--The Business Combination with Johnson & Higgins--The Transaction."

(i) Represents the net of the $1.8 billion Transaction Consideration adjusted for the items described in Notes (h), (k), (l)(2) and (l)(3). The preliminary allocation of the Transaction Consideration to the underlying assets and liabilities of J&H, including goodwill, is subject to further refinement as the Company's management continues to review the estimated fair values of the assets acquired and the liabilities assumed.

(j) To reflect the debt being incurred to finance the $433 million cash portion of the Transaction Consideration which was paid at closing and the additional obligation of $167 million for the cash portion of the Transaction Consideration which will be issued in installments. The cash portion of the Transaction Consideration paid at Closing was initially financed through commercial paper borrowings. The Company has classified $289 million as long-term debt based upon the Company's intent and ability to maintain or refinance these borrowings on a long-term basis.

(k) To reflect the impact of the $150 million in purchase related liabilities which are principally related to severance, real estate and transaction costs net of the related income tax impact of $56.3 million. The short-term portion of $31.2 million has been included as an increase in accounts payable and accrued liabilities and the long-term portion of $62.5 million has been reflected as an increase in other liabilities.

(l) To record the net adjustment required in stockholders' equity to reflect (1) the issuance of $1.2 billion of the Company's Common Stock, (2) the elimination of the $462.2 million of J&H net assets, and (3) the $192 million discount on the Company's Common Stock which is being issued in the Transaction. This discount relates to a contractual restriction that limits the amount of stock which can be sold by the recipients during the two years following the closing date of the Transaction. See "Prospectus Supplement Summary--The Business Combination with Johnson & Higgins--The Transaction."

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data presented below for each of the five years in the period ended December 31, 1996 have been derived from the consolidated financial statements of the Company, which have been audited by Deloitte & Touche LLP, the Company's independent certified public accountants (and do not include financial data for J&H). The following information should be read in conjunction with "Unaudited Pro Forma Condensed Combined Financial Information," and the financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, incorporated by reference herein.

                                              -----------------------------------------------------
                                                             YEAR ENDED DECEMBER 31,

IN MILLIONS, EXCEPT PER SHARE FIGURES              1996       1995       1994       1993       1992
                                              ---------  ---------  ---------  ---------  ---------
INCOME STATEMENT DATA:
Revenue:
Insurance Services                            $ 1,907.3  $ 1,963.9  $ 1,886.5  $ 1,790.5  $ 1,632.8
Investment Management                           1,082.5      750.0      615.4      518.1      396.0
Consulting                                      1,159.2    1,056.4      933.1      854.8      908.2
                                              ---------  ---------  ---------  ---------  ---------
  Total Revenue                                 4,149.0    3,770.3    3,435.0    3,163.4    2,937.0
                                              ---------  ---------  ---------  ---------  ---------
Expense:
Compensation and Benefits                       2,204.3    1,948.8    1,740.2    1,635.7    1,557.8
Other Operating Expenses (1)                    1,229.4    1,126.6    1,024.5      934.9      838.2
                                              ---------  ---------  ---------  ---------  ---------
  Total Expense                                 3,433.7    3,075.4    2,764.7    2,570.6    2,396.0
                                              ---------  ---------  ---------  ---------  ---------
Operating Income                                  715.3      694.9      670.3      592.8      541.0
Interest, Net                                     (47.3)     (45.1)     (38.8)     (34.2)     (21.7)
                                              ---------  ---------  ---------  ---------  ---------
Income Before Income Taxes and Cumulative
  Effect of Accounting Changes                    668.0      649.8      631.5      558.6      519.3
Income Taxes (1)                                  208.7      246.9      249.5      226.2      215.5
                                              ---------  ---------  ---------  ---------  ---------
Income Before Cumulative Effect of
  Accounting Changes                              459.3      402.9      382.0      332.4      303.8
Cumulative Effect of Accounting Changes              --         --      (10.5)        --      (40.1)
                                              ---------  ---------  ---------  ---------  ---------
Net Income                                    $   459.3  $   402.9  $   371.5  $   332.4  $   263.7
                                              ---------  ---------  ---------  ---------  ---------
                                              ---------  ---------  ---------  ---------  ---------
Per Share data:
Income Before Cumulative Effect of
  Accounting Changes                          $    6.34  $    5.53  $    5.19  $    4.52  $    4.21
Cumulative Effect of Accounting Changes              --         --       (.14)        --       (.56)
                                              ---------  ---------  ---------  ---------  ---------
Net Income                                    $    6.34  $    5.53  $    5.05  $    4.52  $    3.65
                                              ---------  ---------  ---------  ---------  ---------
                                              ---------  ---------  ---------  ---------  ---------
Dividends Paid Per Share                      $    3.30  $   2.975  $    2.80  $    2.70  $    2.65
                                              ---------  ---------  ---------  ---------  ---------
                                              ---------  ---------  ---------  ---------  ---------
Average Number of Shares Outstanding               72.4       72.9       73.6       73.5       72.2
                                              ---------  ---------  ---------  ---------  ---------
                                              ---------  ---------  ---------  ---------  ---------

                                              -----------------------------------------------------
                                                               AS OF DECEMBER 31,

DOLLARS IN MILLIONS                                1996       1995       1994       1993       1992
                                              ---------  ---------  ---------  ---------  ---------
BALANCE SHEET DATA:
Current Assets                                $ 1,748.6  $ 1,679.1  $ 1,446.0  $ 1,312.4  $ 1,242.5
Working Capital                                   192.3      109.6       53.7      133.7      198.3
Total Assets                                    4,545.2    4,329.5    3,830.6    3,546.6    3,088.4
Long-term Debt                                    458.2      410.6      409.4      409.8      411.2
Stockholders' Equity                            1,888.6    1,665.5    1,460.6    1,365.3    1,102.9

------------------------

(1) In 1996, other operating expenses include unusual charges of $92.6 million reduced by a $33.2 million gain on the sale of The Frizzell Group Limited. In addition, 1996 income taxes include an adjustment which reduced the tax provision by $40 million. The net impact of these items increased earnings per share by $.04 for the year.

RECENT OPERATING RESULTS

On April 21, 1997, the Company issued a press release reporting the unaudited selected consolidated income statement data presented below for the three months ended March 31, 1997 and March 31, 1996 (which do not reflect the Closing of the Transaction on March 27, 1997 and therefore do not include any financial results of J&H).

                                                                        --------------------
                                                                         THREE MONTHS ENDED
                                                                             MARCH 31,

IN MILLIONS, EXCEPT PER SHARE FIGURES                                        1997       1996
                                                                        ---------  ---------
Revenue:
Insurance Services                                                      $   562.7  $   555.5
Investment Management                                                       340.6      238.3
Consulting                                                                  305.4      276.9
                                                                        ---------  ---------
      Total Revenue                                                       1,208.7    1,070.7
                                                                        ---------  ---------
Expense:
Compensation and Benefits                                                   627.3      539.3
Other Operating Expenses                                                    304.1      288.9
                                                                        ---------  ---------
      Total Expense                                                         931.4      828.2
                                                                        ---------  ---------
Operating Income                                                            277.3      242.5
Interest, Net                                                               (14.3)     (11.7)
                                                                        ---------  ---------
Income Before Income Taxes                                                  263.0      230.8
Income Taxes                                                                 98.6       87.7
                                                                        ---------  ---------
Net Income                                                              $   164.4  $   143.1
                                                                        ---------  ---------
                                                                        ---------  ---------
Net Income Per Share                                                    $    2.25  $    1.96
                                                                        ---------  ---------
                                                                        ---------  ---------
Average Number of Shares Outstanding                                         73.0       72.9
                                                                        ---------  ---------
                                                                        ---------  ---------

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The information set forth in this section does not reflect any information about J&H.

The following table summarizes the Company's results of operations for the years ended December 31, 1996, 1995 and 1994:

                                                             -------------------------------
                                                                 YEAR ENDED DECEMBER 31,

IN MILLIONS, EXCEPT PER SHARE FIGURES                             1996       1995       1994
                                                             ---------  ---------  ---------
Revenue:
Insurance Services                                           $ 1,907.3  $ 1,963.9  $ 1,886.5
Investment Management                                          1,082.5      750.0      615.4
Consulting                                                     1,159.2    1,056.4      933.1
                                                             ---------  ---------  ---------
                                                               4,149.0    3,770.3    3,435.0
                                                             ---------  ---------  ---------
Expense:
Compensation and Benefits                                      2,204.3    1,948.8    1,740.2
Other Operating Expenses                                       1,170.0    1,126.6    1,024.5
Unusual Charges, net                                              59.4         --         --
                                                             ---------  ---------  ---------
                                                               3,433.7    3,075.4    2,764.7
                                                             ---------  ---------  ---------
Operating Income                                             $   715.3  $   694.9  $   670.3
                                                             ---------  ---------  ---------
                                                             ---------  ---------  ---------
Income Before Cumulative Effect of Accounting Change         $   459.3  $   402.9  $   382.0
                                                             ---------  ---------  ---------
                                                             ---------  ---------  ---------
Net Income                                                   $   459.3  $   402.9  $   371.5
                                                             ---------  ---------  ---------
                                                             ---------  ---------  ---------
Per Share Data:
Income Before Cumulative Effect of Accounting Change         $    6.34  $    5.53  $    5.19
                                                             ---------  ---------  ---------
                                                             ---------  ---------  ---------
Net Income                                                   $    6.34  $    5.53  $    5.05
                                                             ---------  ---------  ---------
                                                             ---------  ---------  ---------
Average Number of Shares Outstanding                              72.4       72.9       73.6
                                                             ---------  ---------  ---------
                                                             ---------  ---------  ---------

Revenue, derived mainly from commissions and fees, increased 10% in 1996. Excluding The Frizzell Group Limited ("Frizzell"), a U.K.-based insurance program management firm that was sold in June 1996, revenue grew 12% from 1995 primarily due to a 44% increase in the investment management segment, largely attributable to higher assets under management. In addition, increased demand for the Company's consulting services resulted in 10% revenue growth for that segment. Insurance services revenue declined 3% due to the sale of Frizzell. Excluding the impact of Frizzell, insurance services revenue increased 1% in 1996 reflecting growth in insurance broking and insurance program management, offset, in large part, by a decline in reinsurance broking revenue.

In 1995, total revenue increased 10% over 1994 driven principally by 22% growth in the investment management segment, largely attributable to growth in the level of assets under management, and a 13% increase in the consulting segment reflecting strong demand for the Company's consulting services. Insurance services revenue rose 4% in 1995 reflecting a $24 million increase in interest income on fiduciary funds and strong growth in insurance broking in Canada and Continental Europe partially offset by a $25 million decrease in revenue received from the activities of the Marsh & McLennan Risk Capital group of companies ("MMRC").

Expenses increased 12% in 1996 compared with 1995. Included in 1996 were unusual charges totaling $92.6 million which relate to real estate matters, integration of the Company's worldwide insurance services operations, goodwill write-offs, a provision related to the Lloyd's Reconstruction and Renewal Plan and certain office closings. These charges were offset, in part, by a gain of $33.2 million on the Company's sale of Frizzell in

June 1996. Of the net $59.4 million unusual charge, $49.4 million is applicable to insurance services, $8.5 million relates to consulting and $1.5 million is recorded in General Corporate. Excluding the net unusual charges and the impact of only one-half year of Frizzell, expenses increased 12% primarily due to increased incentive compensation levels especially within investment management. Volume-related costs, particularly those associated with higher staff levels, grew for both investment management and consulting as a result of the increased level of business activity.

Operating expenses increased 11% in 1995 primarily due to the impact of staff growth and incentive compensation programs in the investment management and consulting segments commensurate with the higher volume of business, and systems automation initiatives in all operating segments.

Net income for 1996 includes a tax adjustment that reduced the income tax provision by $40 million. The tax adjustment primarily relates to the permanent deployment of funds outside the United States in a tax efficient manner and favorable state and local tax developments in the U.S. The net impact of the tax adjustment and the net unusual charges described above increased earnings per share by $.04 for the year.

The translated values of revenue and expense from the Company's international insurance services and consulting operations are subject to fluctuations due to changes in currency exchange rates. However, the net impact of these fluctuations on the Company's results of operations has not been material.

The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which was effective for fiscal years beginning after December 15, 1995. In accordance with this Statement, the Company has provided disclosure in Note 6 to the consolidated financial statements presenting pro forma net income and earnings per share amounts as if employee stock options had been expensed based on their fair value on the grant date, determined using the Black-Scholes option pricing model.

Effective January 1, 1994, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." A non-cash charge reflecting the cumulative effect of this accounting change, net of income taxes, totaled $10.5 million or $.14 per share.

INSURANCE SERVICES

Revenue attributable to the insurance services segment consists primarily of fees paid by clients; commissions and fees paid by insurance and reinsurance companies; interest income on premiums, and in certain cases on claims, collected and not yet remitted to insurers, reinsurers or clients, such funds being held in a fiduciary capacity.

Revenue generated by insurance services is affected by premium rate levels in the property and casualty insurance markets and available insurance capacity, as compensation is frequently related to the premiums paid by insureds. Revenue is also affected by fluctuations in the amount of risk retained by insurance and reinsurance clients themselves, and insured values, the development of new products, markets and services, lost business, merging of clients and the volume of business from new and existing clients, as well as interest rates for fiduciary funds.

The Company has been instrumental in the formation of several substantial insurance and reinsurance entities. MMRC is also an advisor to The Trident Partnership L.P., an independent private investment partnership formed in 1994 to invest selectively in the global insurance and reinsurance industry, and Risk Capital Reinsurance Company, a U.S. reinsurer formed in 1995 to provide traditional and other kinds of reinsurance, both on a stand-alone basis and as part of integrated capital solutions for insurance companies. Through MMRC, the Company receives compensation in various forms including fees, royalties and dividends, as well as appreciation that has been realized on the sale of the Company's holdings in insurance entities it assisted in organizing. These amounts are reflected within the insurance services segment in the applicable line of business to which they apply.

The following table summarizes the results of operations for the Company's insurance services segment for the years ended December 31, 1996, 1995 and 1994:

                                                             -------------------------------
                                                                 YEAR ENDED DECEMBER 31,

IN MILLIONS OF DOLLARS                                            1996       1995       1994
                                                             ---------  ---------  ---------
Revenue:
Insurance Broking                                            $ 1,321.3  $ 1,260.0  $ 1,209.3
Reinsurance Broking                                              258.5      295.1      298.5
Insurance Program Management                                     233.6      306.1      300.0
Interest Income on Fiduciary Funds                                93.9      102.7       78.7
                                                             ---------  ---------  ---------
                                                               1,907.3    1,963.9    1,886.5
                                                             ---------  ---------  ---------
Expense:
Operating Expenses                                             1,544.2    1,574.7    1,480.4
Unusual Charges, net                                              49.4         --         --
                                                             ---------  ---------  ---------
                                                               1,593.6    1,574.7    1,480.4
                                                             ---------  ---------  ---------
Operating Income                                             $   313.7  $   389.2  $   406.1
                                                             ---------  ---------  ---------
                                                             ---------  ---------  ---------
Operating Income Margin                                           16.4%      19.8%      21.5%
                                                             ---------  ---------  ---------
                                                             ---------  ---------  ---------

INSURANCE BROKING REVENUE

Insurance broking services are provided to clients primarily in connection with risk management and the insurance placement process and involve analyzing various types of property and liability loss exposures including large and complex risks that require access to world insurance markets. Services include insurance broking activities and professional consulting services on risk management issues, including risk analysis, coverage requirements, self insurance, alternative insurance and risk financing methods, claims collection, injury management and loss prevention.

Insurance broking revenue, which is received from a predominantly corporate clientele, increased 5% in 1996. Client revenue rose primarily due to an increase in new business in the United States and Europe offset by declines in commercial property and casualty premium rates worldwide. Global specialty lines of coverage, including financial services, marine and energy, and aviation, also experienced strong new business levels. The Company does not expect premium rate levels to improve in the near future and anticipates that the insurance broking marketplace will continue to be highly competitive.

In 1995, insurance broking revenue increased 4% over 1994 levels. Revenue from MMRC declined $15 million compared with 1994 primarily due to a lower level of realized appreciation on capital deployed in the various insurance entities the Company has helped organize. Client revenue increased primarily due to new business growth in Canada, Continental Europe, Australia and Latin America, along with an increase in certain global specialty lines. In the United States, property premium rates, with the exception of catastrophe coverages, were generally stable while the casualty market experienced renewal rates that were generally down on a year-over-year basis.

REINSURANCE BROKING REVENUE

Reinsurance broking services involve acting as an intermediary for insurance and reinsurance organizations on all classes of reinsurance. The intermediary assists the insurer by providing advice, placing reinsurance coverage with reinsurance organizations located around the world and furnishing related services such as actuarial, financial and regulatory consulting, portfolio analysis and catastrophe modeling. Generally, the purpose of reinsurance is to spread the risk of primary insurance or the reinsurance thereof to lessen the concentration of risk with any one insurance or reinsurance company.

Reinsurance broking revenue in 1996 declined 12% compared with 1995. This decline was primarily due to reduced demand for reinsurance resulting from the consolidation among various U.S. and U.K. insurance companies, reduced reinsurance demand due to higher risk retentions by ceding insurance companies and the impact of lower property catastrophe premium rates.

In 1995, reinsurance broking revenue decreased slightly from 1994. The effect of lower premium rates for property catastrophe and liability reinsurance, along with reduced demand in the London market and a $10 million decrease in MMRC related revenue, was offset in large part by new business.

INSURANCE PROGRAM MANAGEMENT REVENUE

The insurance program management operation of Seabury & Smith primarily designs, places and administers life, health, accident, disability, automobile, homeowners and professional liability insurance programs primarily on a group marketing basis to individuals, businesses and their employees, and associations and other affinity groups and their members in the United States and Canada. In addition, it provides underwriting management services to insurers in the United States, Canada and the United Kingdom, primarily for professional liability coverages.

Insurance program management revenue decreased 24% in 1996 due to the sale of Frizzell. Revenue for Seabury & Smith, which comprises the whole of program management subsequent to the sale of Frizzell, increased 6%. This growth was largely the result of increased services provided to corporations and institutions and their employees, along with increased insurance placed on behalf of small businesses.

In 1995, insurance program management revenue increased 2% over 1994. Within North America, revenue rose 7% in 1995. This growth was the result of increased services provided to corporations and institutions and their employees, increased insurance placed on behalf of small businesses, higher revenue from professional liability products in the United States and the acquisition of a U.K.-based company that specializes in providing professional liability insurance products. Revenue for Frizzell, which operated in the United Kingdom, decreased 3% in 1995 as the market for motor and household insurance services was extremely competitive during the year.

INTEREST INCOME ON FIDUCIARY FUNDS

Interest income on fiduciary funds decreased 9% in 1996 due to generally lower average short-term interest rates worldwide. In 1995, interest income on fiduciary funds increased 31% due to generally higher average short-term interest rates throughout the world.

EXPENSE

Insurance services operating expenses decreased 2% in 1996. Excluding the impact of Frizzell, expenses increased 2% reflecting normal salary progressions. The Company's insurance services segment has continued a cost containment program while maintaining the level of expenditures for systems-related improvements.

Expenses for insurance services rose 6% in 1995 primarily reflecting normal salary progressions and spending on technology and systems automation initiatives.

UNUSUAL CHARGES, NET

During 1996, the Company completed the sale of Frizzell for approximately $290 million which resulted in a $33.2 million pretax gain. In addition, pretax charges aggregating $82.6 million were also recorded in the insurance services segment representing a provision of approximately $31 million for U.K. real estate; $17 million for costs related to the integration of the Company's worldwide insurance services operations; $17 million for goodwill write-offs; $15 million related to the Lloyd's Reconstruction and Renewal Plan; and $3 million for office closings. Excluding the impact of the Frizzell gain and the unusual charges, the margin for insurance services was 19.0%.

The following table summarizes the results of operations for the Company's insurance services segment by geographic area for the years ended December 31, 1996, 1995 and 1994:

                                                             -------------------------------
                                                                 YEAR ENDED DECEMBER 31,

IN MILLIONS OF DOLLARS                                            1996       1995       1994
                                                             ---------  ---------  ---------
Revenue:
United States                                                $ 1,025.3  $ 1,006.9  $ 1,028.1
Europe                                                           696.1      784.0      709.9
Canada                                                            96.4       93.9       86.7
Pacific Rim and Other                                             89.5       79.1       61.8
                                                             ---------  ---------  ---------
                                                             $ 1,907.3  $ 1,963.9  $ 1,886.5
                                                             ---------  ---------  ---------
                                                             ---------  ---------  ---------
Operating Income:
United States(a)                                             $   155.6  $   186.9  $   216.0
Europe(a)                                                        111.9      155.5      150.3
Canada                                                            27.0       25.9       23.6
Pacific Rim and Other(a)                                          19.2       20.9       16.2
                                                             ---------  ---------  ---------
                                                             $   313.7  $   389.2  $   406.1
                                                             ---------  ---------  ---------
                                                             ---------  ---------  ---------

------------------------

(a) Excluding the unusual charges in 1996, operating income would have been $179.2 million in the United States, $135.7 million in Europe, $21.2 million in the Pacific Rim and Other, and insurance services in total would have been $363.1 million.

The sale of Frizzell caused a decline in both revenue and operating income in Europe in 1996. Operating income also declined in Europe as a result of the unusual charges recorded which primarily related to the U.K. The decline in operating income in the United States reflects reduced reinsurance broking income due to lower revenues, as well as the impact in the United States of the unusual charges.

INVESTMENT MANAGEMENT

The Company's investment management and related services, which are performed principally in the United States, are provided by Putnam. The services include securities investment advisory and management services consisting of investment research and management, accounting and related services for a group of publicly held investment companies (the "Putnam Funds"). A number of the open-end funds serve as funding media for variable insurance contracts. Investment management services are also provided to corporate profit sharing and pension funds, state and other government and public employee retirement funds, university endowment funds, charitable foundations, collective investment vehicles and other domestic and foreign institutional accounts. Putnam serves as transfer agent, dividend disbursing agent, registrar and custodian for the Putnam Funds and provides one or more of such services to several external clients. In addition, Putnam provides administrative and trustee services for employee benefit plans (in particular 401(k) plans), IRA's and other clients for which it receives compensation pursuant to service and trust or custodian contracts. Putnam also acts as principal underwriter of the shares of the open-end Putnam Funds, selling primarily through independent broker/dealers, financial planners and financial institutions, including banks, and also directly to certain large 401(k) plans and other institutional accounts. Essentially all of Putnam's mutual funds are available with a contingent deferred sales charge in lieu of a front-end load.

Putnam's revenue is derived primarily from investment management fees received from the Putnam Funds and institutional accounts. Fees paid by the Putnam Funds are approved annually by the trustees or shareholders of the Putnam Funds and are charged at various rates depending on the individual mutual fund or account and are usually based upon a sliding scale in relation to the level of assets under management and, in certain instances, are also based on investment performance. Management of Putnam and the trustees of the Putnam Funds regularly review the fund fee structure in light of fund performance, the level and range of services provided, industry conditions and other relevant factors. Putnam also receives compensation for providing certain shareholder and custody services.

The following table summarizes the results of operations for the Company's investment management segment for the years ended December 31, 1996, 1995 and 1994:

                                                             -------------------------------
                                                                 YEAR ENDED DECEMBER 31,

IN MILLIONS OF DOLLARS                                            1996       1995       1994
                                                             ---------  ---------  ---------
Revenue                                                      $ 1,082.5  $   750.0  $   615.4
Expense                                                          744.7      506.5      407.2
                                                             ---------  ---------  ---------
Operating Income                                             $   337.8  $   243.5  $   208.2
                                                             ---------  ---------  ---------
                                                             ---------  ---------  ---------
Operating Income Margin                                           31.2%      32.5%      33.8%
                                                             ---------  ---------  ---------
                                                             ---------  ---------  ---------

REVENUE

Putnam's revenue increased 44% in 1996 reflecting exceptional growth in the level of assets under management on which management fees are earned. The higher asset level reflected a substantial increase in the level of mutual fund sales, higher equity market valuations and new 401(k) business.

Revenue for Putnam increased 22% in 1995 reflecting strong growth in the level of assets under management on which management fees are earned. The higher asset level reflected significantly higher equity market valuations, mutual fund sales and new 401(k) business.

EXPENSE

Putnam's expenses rose 47% in 1996 reflecting the effect of significantly higher incentive compensation levels, staff growth to support new business, increased costs resulting from the higher level of business activity, and expanding client needs.

Expenses for Putnam increased 24% in 1995 reflecting the effect of staff growth and incentive compensation levels consistent with strong operating performance, costs to develop new systems which were considered necessary to manage the growth of Putnam's client base, and service-related costs including those for a new client service center that became operational in the fourth quarter of 1994.

The following table summarizes the year-end and average assets under management for the years ended December 31, 1996, 1995 and 1994:

                                                                       -------------------------------
                                                                           YEAR ENDED DECEMBER 31,

IN BILLIONS OF DOLLARS                                                      1996       1995       1994
                                                                       ---------  ---------  ---------
Mutual Funds:
Domestic Equity                                                        $    80.0  $    46.8  $    26.2
Taxable Bond                                                                29.9       26.0       22.8
Tax-Free Income                                                             16.4       16.9       15.2
International Equity                                                         7.5        3.7        3.0
                                                                       ---------  ---------  ---------
                                                                           133.8       93.4       67.2
                                                                       ---------  ---------  ---------
Institutional Accounts:
Fixed Income                                                                19.1       19.0       18.8
Domestic Equity                                                             14.0        8.9        6.7
International Equity                                                         6.5        4.4        2.6
                                                                       ---------  ---------  ---------
                                                                            39.6       32.3       28.1
                                                                       ---------  ---------  ---------
Year-end Assets                                                        $   173.4  $   125.7  $    95.3
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------
Average Assets                                                         $   148.5  $   109.2  $    93.5
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

Assets under management are affected by fluctuations in domestic and international bond and stock market prices, by the level of investments and withdrawals for current and new fund shareholders and clients. They are also affected by investment performance, service to clients, the development and marketing of new investment products, the relative attractiveness of the investment style under prevailing market conditions and changes in the investment patterns of clients. Revenue levels are sensitive to all of the factors above, but in particular to significant changes in bond and stock market valuations.

Putnam provides individual and institutional investors with a broad range of equity and fixed income investment products and services designed to meet varying investment objectives and which affords its clients the opportunity to allocate their investment resources among various alternative investment products as changing worldwide economic and market conditions warrant. At the end of 1996, assets held in equity securities represented 62% of assets under management, compared with 51% in 1995, while investments in fixed income products represented 38%, down from 49% last year.

CONSULTING

The Company provides consulting services to a predominantly corporate clientele from locations around the world, primarily in the areas of human resources and employee benefit programs, including retirement, health care, and compensation; and general management consulting, which comprises strategy, operations and marketing. The Company also provides economic consulting and analysis.

Revenue in the consulting business is affected by changes in clients' industries including government regulation, as well as new products and services, the stage of the economic cycle and broad trends in the management of large organizations.

The following table summarizes the results of operations for the Company's consulting segment for the years ended December 31, 1996, 1995 and 1994:

                                                             -------------------------------
                                                                 YEAR ENDED DECEMBER 31,

IN MILLIONS OF DOLLARS                                            1996       1995       1994
                                                             ---------  ---------  ---------
Revenue                                                      $ 1,159.2  $ 1,056.4  $   933.1
                                                             ---------  ---------  ---------
Expense:
Operating Expenses                                             1,039.8      947.7      836.7
Unusual Charges                                                    8.5         --         --
                                                             ---------  ---------  ---------
                                                             $ 1,048.3  $   947.7  $   836.7
                                                             ---------  ---------  ---------
Operating Income                                             $   110.9  $   108.7  $    96.4
                                                             ---------  ---------  ---------
                                                             ---------  ---------  ---------
Operating Income Margin                                            9.6%      10.3%      10.3%
                                                             ---------  ---------  ---------
                                                             ---------  ---------  ---------

REVENUE

Consulting services revenue increased 10% in 1996. Retirement consulting revenue, which represented 43% of the consulting segment, grew 9% in 1996 reflecting higher demand in the United States, Europe and Latin America. Revenue rose 14% in the global compensation practice, 10% in health care consulting and 7% in general management consulting in 1996.

Revenue for consulting services increased 13% in 1995 as demand for services in all major practices increased. After adjusting for the net impact of several small acquisitions, revenue grew approximately 11%. Retirement consulting revenue, which represented 44% of the consulting segment, grew 7% in 1995 reflecting higher demand in the United States, Continental Europe and Latin America. Revenue increased 17% in the global compensation practice, 16% in general management consulting and 10% in health care consulting in 1995.

EXPENSE

Consulting services operating expenses increased 10% in 1996 compared with 1995 primarily reflecting staff growth to support new business, higher incentive compensation and normal salary progressions.

Expenses for the consulting segment increased 13% in 1995. Excluding the effect of acquisitions, 1995 expenses increased approximately 11% reflecting staff growth consistent with increased demand in general management and United States retirement consulting as well as higher systems-related expenses associated with initiatives to expand and increase the efficiency of services provided in the United States.

UNUSUAL CHARGES

Pretax charges of $8.5 million were recorded in the consulting segment reflecting a provision of approximately $6 million for office realignments and consolidations and $2.5 million for a U.K. real estate matter. Excluding the impact of the unusual charges, the operating income margin for consulting services was 10.3%.

The following table summarizes the results of operations for the Company's consulting segment by geographic area for the years ended December 31, 1996, 1995 and 1994:

                                                             -------------------------------
                                                                 YEAR ENDED DECEMBER 31,

IN MILLIONS OF DOLLARS                                            1996       1995       1994
                                                             ---------  ---------  ---------
Revenue:
United States                                                $   707.2  $   645.0  $   586.4
Europe                                                           264.8      240.6      197.3
Canada                                                           101.6       90.4       78.4
Pacific Rim and Other                                             85.6       80.4       71.0
                                                             ---------  ---------  ---------
                                                             $ 1,159.2  $ 1,056.4  $   933.1
                                                             ---------  ---------  ---------
                                                             ---------  ---------  ---------
Operating Income:
United States(a)                                             $    69.6  $    60.4  $    50.2
Europe(a)                                                         24.2       33.9       30.1
Canada                                                            15.5       11.5       11.7
Pacific Rim and Other                                              1.6        2.9        4.4
                                                             ---------  ---------  ---------
                                                             $   110.9  $   108.7  $    96.4
                                                             ---------  ---------  ---------
                                                             ---------  ---------  ---------

------------------------

(a) Excluding the unusual charges in 1996, operating income would have been $75.6 million in the United States, $26.7 million in Europe, and consulting in total would have been $119.4 million.

European results for the consulting segment reflect the impact of investments made in information technology, the expansion of retirement consulting, and pressure in an expanding but competitive market for general management consulting. Canadian results reflect improved market conditions coupled with continued expense controls.

INTEREST

Interest income earned on corporate funds declined to $14.3 million in 1996 compared with $17.7 million in 1995 primarily due to generally lower yields worldwide. Interest expense decreased to $61.6 million in 1996 from $62.8 million in 1995. This decline was due to lower average interest rates on commercial paper borrowings. The average level of commercial paper borrowings was slightly higher than 1995 principally due to the funding of Putnam's prepaid dealer commissions and the cash outflows associated with the Company's share repurchases, which was offset in large part by the cash proceeds realized on the sale of Frizzell.

Interest income earned on corporate funds was $17.7 million in 1995 compared with $11.8 million in 1994 primarily due to higher yields in North America and the United Kingdom. Interest expense increased to $62.8 million in 1995 from $50.6 million in 1994 due to an increase in commercial paper borrowings and higher average interest rates on those borrowings. The higher level of commercial paper borrowings primarily reflected the Company's share repurchase program and its $40 million investment in Risk Capital Reinsurance Company.

INCOME TAXES

In the fourth quarter, the Company recorded a tax adjustment that reduced the income tax provision by $40 million. The tax adjustment primarily relates to the permanent deployment of funds outside the United States in a tax efficient manner and favorable state and local tax developments in the U.S. Excluding the tax adjustment, the Company's consolidated domestic and foreign tax rate was 37.25% of income before income taxes in 1996 compared with 38.0% in 1995, and 39.5% in 1994. The reductions in the 1996 and 1995 tax rates reflect the continued implementation of tax minimization strategies primarily relating to the Company's non-U.S. operations. The overall tax rates are higher than the U.S. statutory rates primarily because of the impact of state and local income taxes.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents aggregated $299.6 million at the end of 1996, a decrease of $28.5 million from the end of 1995.

OPERATING CASH FLOWS

The Company generated $316.5 million of cash from operations in 1996 compared with $318.1 million in 1995. These amounts reflect the net income earned by the Company in those years adjusted for non-cash charges and working capital changes. Included in the cash flow from operations are the net cash requirements of Putnam's prepaid dealer commissions, which amounted to $338.7 million in 1996 compared with $104.3 million in 1995. The current portion of these prepaid dealer commissions, amounting to $222.8 million and $136.4 million at December 31, 1996 and 1995, respectively, is included in other current assets in the Company's consolidated balance sheets. The long-term portion amounting to $676.6 million and $424.3 million at December 31, 1996 and 1995, respectively, is included in other assets in the Company's consolidated balance sheets. The tax benefit associated with these prepaid dealer commissions is recorded in deferred taxes, the long-term portion of which is included in other liabilities in the Company's consolidated balance sheets.

The increase in accrued compensation and employee benefits in 1996 principally was caused by significantly higher incentive compensation levels consistent with strong operating performance in the investment management segment. The Company anticipates that internally generated funds will be sufficient to meet the Company's foreseeable recurring cash requirements, including dividends, capital expenditures and scheduled repayments of long-term debt.

FINANCING CASH FLOWS

Financing activities for the Company reduced cash by $325.0 million in 1996 and by $92.8 million in 1995. Dividends paid by the Company amounted to $239.2 million in 1996 ($3.30 per share) and $217.0 million in 1995 ($2.975 per share). The Company regularly purchases shares of its common stock to meet the requirements of the various stock compensation and benefit programs. The Company purchased 2.5 million shares in 1996 and 1.7 million shares in 1995. The Company used the proceeds from the sale of Frizzell to complete its share repurchases under the three million share authorization of September 1995.

During 1996, the Company executed a new revolving credit facility with several banks to support its commercial paper borrowings and to fund other general corporate requirements. This facility, which expires December 2001, provides that the Company may borrow up to $750 million at market rates of interest which may vary depending upon the level of borrowings and the Company's credit ratings. Outstanding borrowings under the revolving credit facility at December 31, 1996 amounted to $250 million with varying dates of maturity through December 1997. Borrowings under the revolving credit facility have been classified as long-term debt based on the Company's intent and ability to maintain or refinance these obligations on a long-term basis. The Company also maintains other credit facilities, primarily related to operations located outside the United States, aggregating $59.5 million as of December 31, 1996.

The Company has a fixed rate non-recourse mortgage note agreement due in 2009 amounting to $200 million, bearing an interest rate of 9.8%, in connection with its 56% interest in its worldwide headquarters building. Also related to the purchase and renovation of the building, the Company has an interest rate swap that fixes the interest rate on $100 million of variable rate borrowings at approximately 9.5% until February 1999.

INVESTING CASH FLOWS

Investing activities for the Company reduced cash by $13.8 million in 1996 and by $198.1 million in 1995. As previously mentioned, the Company sold Frizzell in June 1996. The net addition to cash resulting from the sale was $241.8 million. The Company's capital expenditures, which amounted to $157.3 million in 1996 and $136.9 million in 1995, have primarily related to computer equipment purchases and the refurbishing and modernizing of office facilities.

The Company has been instrumental in developing new sources of insurance capacity. The Company, through MMRC, maintains a minority ownership interest in various entities it assisted in organizing. Many of these investments have been classified as securities available for sale and, as discussed more fully in Note 10 to the Company's consolidated financial statements, the aggregate fair value of these holdings is included in long-term securities in the consolidated balance sheets. The Company, through Marsh & McLennan Risk Capital Holdings, expects to continue to manage and develop further these activities.

OTHER

The insurance coverage for potential liability resulting from alleged errors and omissions in the professional services provided by the Company includes elements of both risk retention and risk transfer. The Company believes it has adequately reserved for the self-insurance contingencies. Payments related to the respective self-insured layers are made as legal fees are incurred and claims are resolved and generally extend over a considerable number of years. The amounts paid in that regard vary in relation to the severity of the claims and the number of claims active in any particular year. The long-term portion of this liability is included in other liabilities in the Company's consolidated balance sheets.

The Company's policy for funding its tax qualified U.S. defined benefit retirement plan is to contribute amounts at least sufficient to meet the funding requirements set forth in U.S. employee benefit and tax laws. As described more fully in Note 5 to the Company's consolidated financial statements, the plan is currently well funded; consequently, the Company has not been able to make a tax deductible contribution since 1986. Because this situation is expected to continue, a 1997 cash contribution is currently not anticipated. The related long-term pension liability is included in other liabilities in the Company's consolidated balance sheets.

The Company contributes to certain health care and life insurance benefits provided to its retired employees. As described more fully in Note 5 to the Company's consolidated financial statements, the cost of these postretirement benefits for employees in the United States is accrued during the period up to the date employees are eligible to retire, but is funded by the Company as incurred. This postretirement liability is included in other liabilities in the Company's consolidated balance sheets.

Cumulative translation adjustments, a component of stockholders' equity in the Company's consolidated balance sheets, represent the cumulative effect of translating the financial statements of the Company's international operations from functional currencies to U.S. dollars.

SUBSEQUENT EVENTS

In January 1997, the Company purchased CECAR, an insurance broker in France, for approximately $200 million.

                                  THE COMPANY

GENERAL

Marsh & McLennan Companies, Inc., a professional services organization with origins dating from 1871 in the United States, is a holding company which, through its subsidiaries and affiliates, provides clients with analysis, advice and transactional capabilities in the fields of insurance and reinsurance broking, investment management and consulting.

On March 27, 1997, the Company consummated a strategic business combination with J&H. The business of J&H is described above in "Prospectus Supplement Summary--The Business Combination with Johnson & Higgins--J&H Business."

A newly-formed subsidiary of the Company, known as J&H Marsh & McLennan, Inc., will be used to facilitate the integration and management of the respective insurance services operations of the Company and J&H. A. Foster Higgins, a subsidiary of J&H engaged in the employee benefits consulting business, operationally will be combined with the similar business conducted by Mercer.

INSURANCE SERVICES

The Company's insurance services are provided by its subsidiaries and their affiliates on a worldwide basis, as broker, agent or consultant for insureds, insurance underwriters and other brokers. These services are principally provided by MMI and Guy Carpenter, a reinsurance intermediary, and their subsidiaries and affiliates. Seabury & Smith and its affiliates provide insurance program management services involving a wide range of insurance and related products for individuals and others through both sponsored and non-sponsored affinity group programs primarily in the United States and Canada. Marsh & McLennan Risk Capital Corp. ("M&M Risk Capital Corp.") provides services principally in connection with originating, structuring and managing investments in the insurance industry.

Risk management and insurance broking services, carried on throughout the world principally by MMI and its affiliates, are provided for a predominantly corporate clientele through offices in more than 80 countries, primarily in North and South America, Europe and Asia Pacific. Clients are companies engaged in a broad range of commercial activities, including general industries, financial and professional services, aviation, marine, energy construction, land transportation, healthcare and utility concerns. Clients also include various government and related agencies, non-profit and other organizations, and individuals.

Such risk management and insurance broking services involve various types of property and liability loss exposures, including large and complex risks that require access to world insurance markets. Services provided to clients include insurance broking activities and professional counseling services on risk management issues, including risk analysis, coverage requirements, self-insurance (in which the insured retains a portion of its insurance risks), and alternative insurance and risk financing methods, as well as claims collection, injury management, loss prevention and other insurance related services. Services also include organization and administrative services for special purpose insurance companies and other risk assumption alternatives. Insurance placement services include the placement of insurance coverages with insurers world-wide, sometimes involving other intermediaries. Correspondent relationships are maintained with unaffiliated firms in certain countries. In January 1997, the Company acquired CECAR, a French insurance broker, resulting in the Company becoming the largest insurance broker in France.

Reinsurance services are provided to insurance and reinsurance risk takers worldwide, principally by Guy Carpenter and its affiliates, from offices principally in North America and Europe. Such services primarily involve acting as an intermediary for insurance and reinsurance organizations on all classes of reinsurance. The intermediary assists the insurer by providing advice, placing reinsurance coverage with reinsurance organizations located around the world, and furnishing related services such as actuarial, financial and regulatory consulting, portfolio analysis and catastrophe modeling. Claims services are often performed for policies placed a number of years previously. The insurance company may seek reinsurance or other risk-transfer financing on all or a portion of the risks it insures. Intermediary services are also provided to reinsurance companies, which may also seek reinsurance on the risks they have reinsured.

Seabury & Smith and its affiliates provide insurance program management services (including the design, placement and administration of life, health, accident, disability, automobile, homeowners, professional liability and other insurance, and related products) primarily on a group marketing basis to individuals, businesses and their employees, and associations and other affinity groups and their members in the United States and Canada. It provides underwriting management services to insurers in the United States, Canada and the United Kingdom, primarily for professional liability coverages. Frizzell and its subsidiaries, which provided insurance program management, personal financial planning and consumer finance services in the United Kingdom, were sold in 1996.

M&M Risk Capital Corp. provides services in connection with originating, structuring and managing investments in the insurance industry. It is an advisor to The Trident Partnership L.P., an independent private investment partnership formed in 1994 to make private equity investments in the global insurance and reinsurance industry. M&M Risk Capital Corp. is also an advisor to Risk Capital Reinsurance Company (a subsidiary of Risk Capital Holdings, Inc., a publicly held corporation), which is based in the United States and was formed in 1995 to provide traditional and other kinds of reinsurance, both on a stand-alone basis and as part of integrated capital solutions for insurance companies. M&M Risk Capital Corp. and its predecessor operations were instrumental in the formation of several substantial insurance and reinsurance entities, including A.C.E. Insurance Company, Ltd., X.L. Insurance Company, Ltd. and Mid Ocean Reinsurance Company Ltd. M&M Risk Capital Corp. also advises its immediate parent company, Marsh & McLennan Risk Capital Holdings, Ltd., regarding the latter's ownership holdings in certain insurance and reinsurance entities and funds, primarily ones initiated by M&M Risk Capital Corp. As a result of the foregoing activities, subsidiaries and affiliates of the Company may have direct or indirect investments in insurance and reinsurance companies, including entities at Lloyd's, which are considered for client placements by the Company's insurance and reinsurance brokerage businesses.

The revenue attributable to the Company's insurance services consists primarily of fees paid by clients; commissions and fees paid by insurance and reinsurance companies; interest income on premiums, and in certain cases on claims, collected and not yet remitted to insurers, reinsurers or clients, such funds being held in a fiduciary capacity; and compensation for services provided in connection with the formation and capitalization of various insurers and reinsurers, including fees, royalties and dividends, as well as appreciation that has been realized on sales of holdings in such entities.

Revenue generated by insurance services is affected by premium rate levels in the property and casualty insurance markets and available insurance capacity, as compensation is frequently related to the premiums paid by insureds. Revenue is also affected by fluctuations in the amount of risk retained by insurance and reinsurance clients themselves and by insured values, the development of new products, markets and services, lost business, merging of clients (including insurance companies that are clients in the reinsurance intermediary business) and the volume of business from new and existing clients, as well as by interest rates for fiduciary funds. In many cases compensation may be negotiated in advance with certain clients on an annual basis based upon the estimated value of the services to be performed. Revenue and fees also may be received from originating, structuring and managing investments in insurers, and income and proceeds also may be derived from investments made by the Company. Revenues vary from quarter to quarter as a result of the timing of policy renewals and the net effect of new and lost business production, whereas expenses tend to be more uniform throughout the year.

Commission rates vary in amount depending upon the type of insurance or reinsurance coverage provided, the particular insurer or reinsurer, and the capacity in which the broker acts, in addition to negotiations with clients. Occasionally, commissions are shared with other brokers that have participated in placing insurance or servicing insureds. Placement services revenue includes payments or allowances by insurance companies based upon such factors as the overall volume of business placed by the broker with that insurer, the loss performance to the insurer of that business or the aggregate commissions paid by the insurer for that book during specific periods. In some cases, compensation for brokerage or advisory services is paid directly as a fee by the client.

The investment of fiduciary funds is governed by the applicable laws or regulations of insurance authorities of the states in the United States and in other jurisdictions in which the Company's subsidiaries do business. These laws and regulations typically limit the type of investments that may be made with such funds. The general amount of funds invested and interest rates may vary from time to time.

INVESTMENT MANAGEMENT

Investment management and related services are provided by Putnam. Putnam has been engaged in the investment management business since 1937, with its principal offices in Boston, Massachusetts. Putnam also has offices in London and Tokyo. Putnam provides individual and institutional investors with a broad range of equity and fixed income investment products and services designed to meet varying investment objectives and which afford its clients the opportunity to allocate their investment resources among various alternative investment products as changing worldwide economic and market conditions warrant.

Putnam's investment management services, which are performed principally in the United States, include securities investment advisory and management services consisting of investment research and management, accounting and related services for a group of publicly-held investment companies. As of December 31, 1996, there were 99 Putnam Funds registered under the Investment Company Act of 1940, including 17 closed-end investment companies whose shares are traded on various major domestic stock exchanges. A number of the open-end funds serve as funding media for variable insurance contracts. Investment management services are also provided to corporate profit sharing and pension funds, state and other governmental and public employee retirement funds, university endowment funds, charitable foundations, collective investment vehicles and other domestic and foreign institutional accounts.

Assets managed by Putnam, on which management fees are based, were approximately $173.4 billion and $125.7 billion as of December 31, 1996 and 1995, respectively. Mutual fund assets aggregated $133.8 billion at December 31, 1996 and $93.4 billion at December 31, 1995. Assets under management at December 31, 1996 consisted of approximately 62% equity securities and 38% fixed income products, invested both domestically and globally.

Putnam's revenues are derived primarily from its investment management fees. Assets under management and revenue levels are affected by fluctuations in domestic and international bond and stock market prices, and by the level of investments and withdrawals for current and new fund shareholders and clients. They are also affected by investment performance, service to clients, the development and marketing of new investment products, the relative attractiveness of the investment style under prevailing market conditions and changes in the investment patterns of clients. Fluctuations in interest rates and in the yield curve will have an effect on fixed income assets under management and may influence the flow of monies to and from fixed-income funds and accounts. Fluctuations in the prices of stocks have a similar effect on equity assets under management and may influence the flow of monies to and from equity funds and accounts.

The investment management services provided to the Putnam Funds and institutional accounts are performed pursuant to advisory contracts which provide for a fee payable to the Putnam company that manages the account. The amount of the fee varies depending on the individual mutual fund or account and is usually based upon a sliding scale in relation to the level of assets under management and, in certain instances, is also based on investment performance. Such contracts automatically terminate in the event of their "assignment", generally may be terminated by either party without penalty and, as to contracts with the Putnam Funds, continue in effect only so long as approved, at least annually, by their shareholders or by the Putnam Funds' trustees, including a majority who are not affiliated with Putnam. "Assignment" includes any direct or indirect transfer of a controlling block of voting stock in Putnam or the Company. Management of Putnam and the trustees of the Putnam Funds regularly review the fund fee structure in light of fund performance, the level and range of services provided, industry conditions and other relevant factors.

Putnam Fiduciary Trust Company, a Massachusetts trust company, serves as transfer agent, dividend disbursing agent, registrar and custodian for the Putnam Funds and provides one or more of such services to several external clients. Putnam Fiduciary Trust Company receives compensation from the Putnam Funds for such services pursuant to written agreements which may be terminated by either party on 90 days' notice, and for providing custody services pursuant to written agreements which may be terminated by either party on 30 days' notice. These contracts generally provide for compensation on the basis of several factors which vary with the type of service being provided. In addition, Putnam Fiduciary Trust Company provides administrative and trustee (or custodian) services for employee benefit plans (in particular 401(k) plans), IRA's and other clients for which it receives compensation pursuant to service and trust or custodian contracts. In the case of employee benefit plans, investment options are selected by the plan sponsors and include Putnam mutual funds and other Putnam managed products, as well as employer stock and other non-Putnam investments. In some instances, The Putnam Advisory Company, Inc. acts as investment manager for a plan's fixed income portfolio and receives compensation for such investment management services pursuant to an investment management agreement.

Putnam Mutual Funds Corp. acts as principal underwriter of the shares of the open-end Putnam Funds, selling primarily through independent broker/dealers, financial planners and financial institutions, including banks, and also directly to certain large 401(k) plans and other institutional accounts. Shares of the open-end funds are generally sold at their respective net asset value per share plus a sales charge, which varies depending on the individual fund and the amount purchased. In some cases the sales charge is assessed if the shares are redeemed within a stated time period. In accordance with certain terms and conditions described in the prospectuses for such funds, certain investors are eligible to purchase shares at net asset value or at reduced sales charges, and investors may generally exchange their shares of a fund at net asset value for shares of another Putnam Fund when they believe such an investment decision is appropriate without the payment of additional sales charges.

Commissions to selling dealers are typically paid at the time of the purchase as a percentage of the amount invested. Essentially all Putnam Funds are available with a contingent deferred sales charge in lieu of a front-end load. The related prepaid dealer commissions initially paid by Putnam to broker/dealers for distributing such funds are recovered through charges and fees received over a number of years.

Nearly all of the open-end Putnam Funds have adopted distribution plans pursuant to Rule 12b-1 under the Investment Company Act of 1940 under which the Putnam Funds make payments to a Putnam subsidiary to cover costs relating to distribution of the Putnam Funds and services provided to shareholders. These payments enable the Putnam subsidiary to pay service fees and other continuing compensation to firms that provide services to Putnam Fund shareholders and distribute shares of the Putnam Funds. Some Rule 12b-1 fees are retained by the Putnam subsidiary as compensation for the costs of services provided by Putnam to shareholders and for commissions advanced by Putnam at the point of sale (and recovered through fees received over time) to firms that distribute shares of the Putnam Funds. These distribution plans, and payments made by the Putnam Funds thereunder, are subject to annual renewal by the trustees of the Putnam Funds and to termination by vote of the shareholders of the Putnam Funds or by vote of a majority of the Putnam Funds' trustees who are not affiliated with Putnam. Failure of the Trustees to approve continuation of the Rule 12b-1 plans for Class B (deferred sales charge) shares would have a material adverse effect on Putnam.

CONSULTING

Through Mercer Consulting Group, Inc., subsidiaries and affiliates of the Company, separately and in collaboration, provide consulting services to a predominantly corporate clientele from locations around the world, primarily in the areas of human resources and employee benefit programs, including retirement, health care and compensation; and general management consulting, which comprises strategy, operations and marketing. The Company also provides economic consulting and analysis.

William M. Mercer Companies, Inc. ("William M. Mercer") provides professional advice and services to corporate, government and institutional clients from offices in approximately 27 countries and territories, primarily in North and South America, Western Europe, East Asia, Australia and New Zealand. Consultants help organizations design, implement, administer and communicate retirement, compensation and other human resource programs, and provide other types of actuarial advice. In addition, William M. Mercer advises the management of health care providers on various business issues, including operational reengineering, improving clinical effectiveness and establishing strategic partnerships. Through its investment consultants, William M. Mercer assists trustees of pension funds and others in the selection of investment managers and investment strategies.

Mercer provides advice and assistance on issues of business strategy, primarily to large corporations in North America, Europe and Asia. Consultants help senior executives more fully understand the behavior of their customers, optimize the economics of their business, and structure their organizations, processes and systems to achieve their strategic goals. In addition, under the Lippincott & Margulies name, Mercer provides consulting services relating to brand and corporate identity and image.

National Economic Research Associates, Inc. ("NERA"), a firm of consulting economists, provides advice to law firms, corporations, trade associations and governmental agencies, from offices in the United States, England and Spain. NERA provides research and analysis of economic and financial issues arising in litigation, regulation, public policy and management.

The major component of Mercer's revenue is fees paid by clients for advice. In addition, commission revenue is received from insurance companies for the placement of individual and group insurance contracts, primarily life, health and accident coverages. Also, in the 401(k) record keeping business, 12(b)(1) fees are received from mutual funds for which record keeping services are provided.

Revenue in the consulting business is affected by changes in clients' industries, including government regulation, as well as new products and services, the stage of the economic cycle and broad trends in the management of large organizations.

REGULATION

The activities of the Company are subject to licensing requirements and extensive regulation under the laws of the United States and its various states, territories and possessions, as well as laws of other countries in which the Company's subsidiaries operate. These laws and regulations are primarily intended to benefit clients.

The Company's three business segments depend on the validity of, and continued good standing under, the licenses and approvals pursuant to which they operate, as well as compliance with pertinent regulations. The Company therefore devotes significant effort toward maintaining its licenses and to ensuring compliance with a diverse and complex regulatory structure.

In all jurisdictions the applicable laws and regulations are subject to amendment or interpretation by regulatory authorities. Generally, such authorities are vested with relatively broad discretion to grant, renew and revoke licenses and approvals, and to implement regulations. Licenses may be denied or revoked for various reasons, including the violation of such regulations, conviction of crimes and the like. Possible sanctions which may be imposed include the suspension of individual employees, limitations on engaging in a particular business for specified periods of time, revocation of licenses, censures and fines. In some instances, the Company follows practices based on its interpretations, or those generally followed by the industry, of laws or regulations, which may prove to be different from those of regulatory authorities. Accordingly, the possibility exists that the Company may be precluded or temporarily suspended from carrying on some or all of its activities or otherwise fined or penalized in a given jurisdiction.

No assurances can be given that the Company's insurance, investment management or consulting activities can continue to be conducted in any given jurisdiction as in the past.

INSURANCE SERVICES

While the laws and regulations vary among jurisdictions, every state of the United States and most foreign jurisdictions require an insurance broker or agent (and in some cases a reinsurance broker or intermediary) or insurance consultant, managing general agent or third party administrator to have an individual and/or company license from a governmental agency or self-regulatory organization. In addition, certain of the Company's insurance activities are governed by the rules of the Lloyd's insurance market in London and self-regulatory organizations in other jurisdictions. A few jurisdictions issue licenses only to individual residents or locally-owned business entities. In some of these jurisdictions, if the Company has no licensed subsidiary, the Company may maintain arrangements with residents or business entities licensed to act in such jurisdiction. Also, in some jurisdictions, various insurance related taxes may also be due either by clients directly or from the broker. In the latter case, the broker customarily looks to the client for payment.

INVESTMENT MANAGEMENT

Putnam's securities investment management activities are subject to regulation in the United States by the Securities and Exchange Commission, and other federal, state and self regulatory authorities, as well as in certain other countries in which it does business. Putnam's officers, directors and employees may from time to time own securities which are also held by the Putnam Funds or institutional accounts. Putnam's internal policies with respect to individual investments require prior clearance and reporting of transactions and restrict certain transactions so as to reduce the possibility of conflicts of interests.

To the extent that existing or future regulations affecting the sale of Putnam Fund shares or other investment products or their investment strategies cause or contribute to reduced sales of Putnam Fund shares or investment products or impair the investment performance of the Putnam Funds or such other investment products, Putnam's aggregate assets under management and its revenues might be adversely affected. Changes in regulations affecting the free movement of international currencies might also adversely affect Putnam.

CONSULTING

No licensing or other regulatory requirements material in the aggregate to the consulting activities of the Company's subsidiaries apply to that activity in general; however, the subject matter of certain consulting services may result in regulation. For example, employee benefit plans are subject to various governmental regulations, and services related to investment matters or the placing of individual and group insurance contracts subject the Company's subsidiaries to insurance or investment and securities regulations and licensing in various jurisdictions.

COMPETITIVE CONDITIONS

Principal methods of competition in insurance services and consulting include the quality and types of services and products that a broker or consultant provides its clients and their cost. Putnam competes with other providers of investment products and services primarily on the basis of the range of investment products offered, the investment performance of such products, as well as the manner in which such products are distributed, and the scope and quality of the shareholder and other services provided. Sales of Putnam Fund shares are also influenced by general securities market conditions, government regulations, global economic conditions and advertising and sales promotional efforts.

All these businesses also encounter strong competition from both public corporations and private firms in attracting and retaining qualified employees.

INSURANCE SERVICES

The insurance and reinsurance broking services business of the Company is believed to be among the largest of its type in the world.

The Company encounters strong competition in the insurance services business from other insurance brokerage firms which also operate on a nationwide or worldwide basis, from a large number of regional and local firms in the United States and in other countries, from insurance and reinsurance companies that market and service their insurance products without the assistance of brokers or agents and from other financial services businesses, including commercial and investment banks that provide risk-related services and products.

Certain insureds and groups of insureds have established programs of self insurance, as a supplement or alternative to third-party insurance, thereby reducing in some cases the need for insurance placement services. There are also many other providers of insurance program management services, including many insurance companies, and many other organizations seeking to structure and manage investments in the insurance industry.

INVESTMENT MANAGEMENT

Putnam is one of the largest investment management firms in the United States. The investment management business is highly competitive. In addition to competition from firms already in the investment management business, including commercial banks, stock brokerage and investment banking firms, and insurance companies, there is competition from other firms offering financial services and other investment alternatives.

Many securities dealers, whose large retail distribution systems play an important role in the sale of shares in the Putnam Funds, also sponsor competing proprietary mutual funds. To the extent that such securities dealers value the ability to offer customers a broad selection of investment alternatives, they will continue to sell independent funds, notwithstanding the availability of proprietary products. However, to the extent that these firms limit or restrict the sale of Putnam Fund shares through their brokerage systems in favor of their proprietary mutual funds, assets under management might decline and Putnam's revenues might be adversely affected. In addition, a number of mutual fund sponsors presently market their funds to the general public without sales charges. Certain firms also offer passively managed funds such as index funds to the general public.

CONSULTING

Mercer, one of the largest global consulting firms, is a leader in many of its businesses. William M. Mercer is the world's largest human resources consulting organization. Mercer Management Consulting is a leader in strategy consulting. NERA is a leading firm of consulting economists.

William M. Mercer, Mercer Management Consulting and NERA compete with other privately held and publicly held worldwide and national consulting companies, as well as regional and local firms. Competitors include independent consulting firms as well as consulting organizations affiliated with accounting firms, information systems providers, investment management organizations and other financial services firms, some of which emphasize administrative or consulting services related to other services, including the management of 401(k) plan funds, the design of information and other technology systems, and administrative functions outsourced by corporations.

                              SELLING STOCKHOLDERS

Selling Stockholders, consisting of 85 Former J&H Stockholders and Retirees, are offering hereby 3,087,134 shares of Common Stock in the aggregate, which constituted approximately 3.9% of the issued and outstanding Common Stock on March 31, 1997. On such date such Selling Stockholders beneficially owned approximately 6,958,000 shares of Common Stock in the aggregate, which constituted approximately 8.7% of the issued and outstanding Common Stock on such date. The number of shares of Common Stock beneficially owned and offered hereby by each Selling Stockholder constituted less than 0.5% of the issued and outstanding Common Stock on March 31, 1997. The Selling Stockholders include David A. Olsen, Richard A. Nielsen and Norman Barham, who are expected to join the Board of Directors of the Company, and who are offering hereby 109,975, 100,614 and 66,109 shares of Common Stock, respectively, which constitute all of the Common Stock beneficially owned and eligible for sale by each of them on the date hereof. See "Selling Stockholders" in the accompanying Prospectus. Prior to the Closing of the Transaction, each of the Former J&H Stockholders was a director or managing principal, as well as an employee, of J&H.

                                  UNDERWRITING

Under the terms and subject to the conditions in an Underwriting Agreement dated the date of this Prospectus Supplement, (the "Underwriting Agreement"), the Underwriters named below, for whom J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated are acting as Lead Managers, have severally agreed to purchase and the Selling Stockholders have severally agreed to sell to them, the respective number of shares of Common Stock set forth opposite their names below.

                                                                                   ---------
                                                                                   NUMBER OF
                                                                                      SHARES
                                                                                   ---------
UNDERWRITERS
J.P. Morgan Securities Inc.......................................................    926,141
Morgan Stanley & Co. Incorporated................................................    926,141
Donaldson, Lufkin & Jenrette Securities Corporation..............................    401,326
Merrill Lynch, Pierce, Fenner & Smith
         Incorporated............................................................    277,842
PaineWebber Incorporated.........................................................    277,842
Smith Barney Inc.................................................................    277,842
                                                                                   ---------
      Total                                                                        3,087,134
                                                                                   ---------
                                                                                   ---------

The Underwriting Agreement provides that the obligations of the several Underwriters to purchase shares of Common Stock are subject to the approval of certain legal matters by counsel and certain other conditions. Under the terms and conditions of the Underwriting Agreement, the Underwriters are obligated to take and pay for all such shares of Common Stock, if any are taken.

The Underwriters propose initially to offer such shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession of $2.15 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the shares of Common Stock are released for sale to the public, the offering price and such concessions may be changed.

The Company has agreed not to offer, sell, contract to sell or grant any option to purchase or otherwise dispose of any Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock, or file any registration statement under the Securities Act with respect to the Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock for a period of 90 days after the date of this Prospectus Supplement without the prior written consent of J.P. Morgan Securities Inc., except in connection with acquisitions, employee benefit plans and stock options and certain other limited exceptions. The Selling Stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of any Common Stock, or any securities convertible into, or exercisable or exchangeable for, Common Stock or enter into any hedging or other transaction that involves a short sale of such securities or that involves the purchase of any option or other agreement that is likely to result in the other party to such transaction engaging in such short sales or transactions having a similar effect for a period of 90 days after the date of this Prospectus Supplement without the prior written consent of J.P. Morgan Securities Inc.

The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, shares of Common Stock in the open market to cover syndicate short positions or to stabilize the price of the Common Stock. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Common Stock in the Offering if the syndicate repurchases previously distributed Common Stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent Market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

Certain of the Underwriters have provided from time to time, and are expected to provide in the future, investment banking and other financial services to the Company and certain of their affiliates have engaged and may in the future engage in commercial transactions in the ordinary course of business with the Company.

                                 LEGAL MATTERS

Certain legal matters will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters will be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York. Certain legal matters will be passed upon for the Selling Stockholders by Sullivan & Cromwell, New York, New York.

PROSPECTUS

MARSH & MCLENNAN COMPANIES, INC.

3,438,360 SHARES OF COMMON STOCK

This Prospectus relates to the offering from time to time of up to 3,438,360 shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Marsh & McLennan Companies, Inc., a Delaware corporation (the "Company"), by certain stockholders of the Company (the "Selling Stockholders"). The Common Stock offered hereby was issued as partial consideration to the Selling Stockholders in connection with the Company's business combination with Johnson & Higgins, a New Jersey corporation. See "Selling Stockholders." The Company will not receive any proceeds from the sale of the Common Stock offered hereby.

The Selling Stockholders directly, or through agents, dealers or underwriters designated from time to time, may sell the Common Stock offered hereby from time to time on terms to be determined at the time of sale. To the extent required, the number of shares of Common Stock to be sold, purchase price, public offering price, the names of the Selling Stockholders, the names of any such agent, dealer or underwriter, and any applicable commission or discount with respect to a particular offering will be set forth in an accompanying Prospectus Supplement. The aggregate proceeds to the Selling Stockholders from the sale of the Common Stock offered hereby will be the purchase price thereof less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of distribution not borne by the Company. The Company has agreed to pay certain expenses of the offering contemplated hereby. See "Plan of Distribution."

The Selling Stockholders and any dealers, agents or underwriters that participate with any Selling Stockholder in the distribution of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commission received by them and any profit from the resale of Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution" for a description of information regarding indemnification arrangements.

The Common Stock is listed on the New York Stock Exchange (the "NYSE"), the Chicago Stock Exchange, the Pacific Stock Exchange and the London Stock Exchange under the trading symbol "MMC."

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

May 5, 1997

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, ANY ACCOMPANYING PROSPECTUS SUPPLEMENT OR THE DOCUMENTS INCORPORATED OR DEEMED INCORPORATED BY REFERENCE HEREIN, AND ANY INFORMATION OR REPRESENTATIONS NOT CONTAINED HEREIN OR THEREIN MAY NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY AGENT, DEALER OR UNDERWRITER. THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

No action has been or will be taken in any jurisdiction by the Company or any Selling Stockholder that would permit a public offering of the Common Stock or possession or distribution of this Prospectus or any accompanying Prospectus Supplement in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus or any accompanying Prospectus Supplement comes are required by the Company and the Selling Stockholders to inform themselves about and to observe any restrictions as to the offering of the Common Stock and the distribution of this Prospectus and any accompanying Prospectus Supplement.

                               TABLE OF CONTENTS

                                                    PAGE
Available Information..........................           3
Incorporation of Certain Documents by
  Reference....................................           3
The Company....................................           4
Use of Proceeds................................           4

                                                    PAGE

Selling Stockholders...........................           4
Description of Capital Stock...................           5
Plan of Distribution...........................           8
Legal Matters..................................           9
Experts........................................           9

                             AVAILABLE INFORMATION

This Prospectus constitutes part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the Common Stock offered hereby.

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such information may also be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov.). In addition, such reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois 60605, and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed by the Company with the Commission are incorporated into this Prospectus by reference:

    (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1996 (including pages 23 through 49 of the Company's 1996 Annual Report to Stockholders);

    (2) The Company's Current Reports on Form 8-K, filed with the Commission on March 14, 1997 and April 7, 1997, relating to the business combination with Johnson & Higgins;

    (3) The Company's Registration Statement on Form 8-B, dated May 22, 1969, describing the Common Stock, including any amendment or reports filed for the purpose of updating such description; and

    (4) The Company's Registration Statement on Form 8-A, dated September 21, 1987, as amended by Amendments on Form 8, dated September 18, 1990 and February 19, 1991, describing the Preferred Stock Purchase Rights attached to the Common Stock, including any further amendment or reports filed for the purpose of updating such description.

All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

As used herein, the terms "Prospectus" and "herein" mean this Prospectus including the documents incorporated or deemed to be incorporated herein by reference, as the same may be amended, supplemented or otherwise modified from time to time. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document. The Company will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference herein (other than exhibits not specifically incorporated by reference into the texts of such documents). Requests for such documents should be directed to: Corporate Development, Marsh & McLennan Companies, Inc., 1166 Avenue of the Americas, New York, New York 10036. Telephone requests may be directed to Corporate Development at (212) 345-5475.

                                  THE COMPANY

Marsh & McLennan Companies, Inc., a professional services organization with origins dating from 1871 in the United States, is a holding company which, through its subsidiaries and affiliates, provides clients with analysis, advice and transactional capabilities in the fields of insurance and reinsurance broking, investment management and consulting.

                                USE OF PROCEEDS

The Company will not receive any proceeds from the sale of the Common Stock offered hereby, all of the net proceeds of which will be received by the Selling Stockholders.

                              SELLING STOCKHOLDERS

GENERAL

On March 27, 1997, the Company consummated a business combination (the "Transaction") with Johnson & Higgins ("J&H"). In connection with the Transaction, the Company issued and delivered approximately 5.47 million shares of Common Stock to the Sellers (as defined below) as payment in part for the sale by the Sellers of their shares of common stock of J&H to the Company, in each case upon the terms set forth in the Stock Purchase Agreement, dated as of March 12, 1997 and amended as of March 27, 1997, among J&H, the stockholders of J&H listed on Annex A thereto (the "Sellers") and the Company. The Company also issued and delivered approximately 1.61 million shares of its Common Stock to certain living, former directors, and the estates of certain deceased, former directors, of J&H (the "Retirees") with whom it entered into certain Retiree Agreements. The Company entered into a Registration Rights Agreement, dated as of March 12, 1997 and amended as of March 27, 1997, with the Sellers (the "Registration Rights Agreement"), for their own benefit and the benefit of holders from time to time of the Common Stock originally issued to the Sellers and Retirees in connection with the Transaction (the "RRA Common Stock").

The Selling Stockholders consist of Sellers and Retirees who are entitled, pursuant to the Registration Rights Agreement, to offer under this Prospectus RRA Common Stock that is not subject to the contractual transfer restrictions described below ("Freely Registrable RRA Common Stock").

IDENTITY OF SELLING STOCKHOLDERS AND THEIR BENEFICIAL OWNERSHIP OF COMMON STOCK

There are 94 Selling Stockholders who, in the aggregate, beneficially owned approximately 7,088,000 shares of Common Stock on March 31, 1997 (which constituted approximately 8.8% of the issued and outstanding Common Stock on such date) and are offering hereby up to 3,438,360 such shares. Each Selling Stockholder is a Seller or a Retiree and the number of shares of Common Stock beneficially owned and offered hereby by each Selling Stockholder constituted less than 0.5% of the issued and outstanding Common Stock on March 31, 1997. Additional information about the Selling Stockholders participating in a particular offering may be set forth in a Prospectus Supplement.

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THE REGISTRATION RIGHTS AGREEMENT

SHELF REGISTRATION.  The Company has agreed in the Registration Rights
Agreement to file the registration statement of which this Prospectus forms a part, to use its best efforts to cause such registration statement to be declared effective under the Securities Act as soon as possible after its initial filing date and to keep it continuously effective in order to permit this Prospectus to be usable at all times during the period ending on the second anniversary of the date on which such registration statement becomes effective or such shorter period that will terminate when the RRA Common Stock is publicly sold (the "Effectiveness Period").

UNDERWRITTEN OFFERING. The holders of 33% or more of the Freely Registrable RRA Common Stock also have the right, subject to certain conditions, to cause the Company to cooperate with up to two underwritten offerings for which it receives requests during the Effectiveness Period.

TRANSFER RESTRICTIONS. Each Seller who is bound by the Registration Rights Agreement has agreed with the Company not to sell or otherwise transfer (a) during the period from the date of the closing of the Transaction to the first anniversary thereof, more than one-third of the number of shares of common stock he or she received as a Seller under the Stock Purchase Agreement at such closing; and (b) during the period from the date of such closing to the second anniversary thereof, more than two-thirds of the number of shares of common stock he or she received as a Seller under the Stock Purchase Agreement at such closing.

In addition, each Seller and Retiree who is bound by the Registration Rights Agreement and does not participate in an underwritten offering pursuant thereto has agreed with the Company to execute and deliver such reasonable and customary lock-up agreements that the managing underwriters for such offering may advise are necessary to facilitate it and that do not restrict dispositions of such Seller's or Retiree's Common Stock for longer than 90 days.

The Retirees received RRA Common Stock that is not subject to contractual transfer restrictions against resale other than the lock-up restriction described above.

                          DESCRIPTION OF CAPITAL STOCK

The Company's authorized capital stock consists of 206,000,000 shares of capital stock, 200,000,000 of such shares being Common Stock, and 6,000,000 shares being preferred stock, par value $1.00 per share ("Preferred Stock"). No shares of Preferred Stock were issued or outstanding as of May 5, 1997.

COMMON STOCK

Each holder of Common Stock is entitled to one vote for each share held on all matters to be voted upon by the stockholders of the Company. The holders of outstanding shares of Common Stock, subject to any preferences that may be applicable to any outstanding series of Preferred Stock, are entitled to receive ratably such dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. Upon liquidation or dissolution of the Company, the holders of the Common Stock will be entitled to share ratably in the assets of the Company legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of any Preferred Stock then outstanding. Holders of the Common Stock generally have no conversion, sinking fund, redemption, preemptive or subscription rights. In addition, the Common Stock does not have cumulative voting rights. Shares of the Common Stock are not subject to further calls or assessments by the Company.

PREFERRED STOCK

The Company is authorized to issue 6,000,000 shares of Preferred Stock, none of which currently is issued or outstanding. The Board of Directors of the Company has the authority, without further action by the stockholders, to issue shares of Preferred Stock in one or more series and to fix the number of shares, dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking funds, and any other rights, preferences, privileges and restrictions applicable to each such series of Preferred Stock. The holders of Preferred

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Stock will have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of such Preferred Stock pursuant to the Delaware General Corporation Law (the "DGCL").

In connection with the Company's Stockholder Rights Plan (the "Rights Plan"), the Board of Directors has authorized the issuance of up to 2,000,000 shares of Series A Junior Participating Preferred Stock ("Series A Preferred Stock") upon exercise of preferred stock purchase rights issued under the Rights Plan. Reference is hereby made to the Company's Registration Statement on Form 8-A, dated September 21, 1987, as amended by Amendments on Form 8, dated September 18, 1990 and February 19, 1991, which is incorporated by reference herein, for a description of the preferred stock purchase rights attached to the Common Stock and for a copy of the form of the Certificate of Designation that sets forth the rights and preferences of the Series A Preferred Stock.

CERTAIN PROVISIONS OF THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS AND THE DELAWARE GENERAL CORPORATION LAW

CLASSIFIED BOARD OF DIRECTORS. The Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") provides for a Board of Directors divided into three classes, each class to consist as nearly as possible of one-third of the directors. Each director serves for a term of three years and until his or her successor is elected and qualified. Pursuant to the Certificate of Incorporation, the number of directors of the Company will be fixed from time to time by the Board of Directors.

REMOVAL OF DIRECTORS BY STOCKHOLDERS. The DGCL provides that members of a classified board of directors may only be removed for cause by the affirmative vote of the holders of a majority of the outstanding shares of capital stock of the Company entitled to vote on the election of such directors.

STOCKHOLDER NOMINATION OF DIRECTORS. The Company's Restated By-laws (the "By-laws") provide that written notice must be given of any stockholder nomination of a director not less than sixty nor more than ninety days prior to the date of the meeting at which directors are to be elected; provided, that if the date for such meeting is not the date set forth in the By-laws and less than seventy five days' notice or prior public disclosure of the date for such meeting is given to stockholders, then notice by a stockholder shall be timely if received by the Company no later than fifteen days following the date such public disclosure was made.

NO ACTION BY WRITTEN CONSENT. The Certificate of Incorporation provides that stockholders of the Company may not act by written consent and may only act at duly called meetings of such stockholders.

INTERESTED STOCKHOLDER PROVISION. Article EIGHTH of the Certificate of Incorporation provides for higher stockholder voting requirements for certain transactions (such as business combinations) with or otherwise involving an Interested Stockholder (as defined below). Such a transaction requires the approval of the holders of a majority of the Company's outstanding voting power, voting together as a single class (but excluding any voting stock owned by an Interested Stockholder), unless such transaction is approved by a majority of Disinterested Directors (as defined below), in which case the voting requirements of the DGCL, the Certificate of Incorporation and the Company's By-laws otherwise applicable govern. Article EIGHTH does not alter the additional requirements regarding class votes available to holders of Preferred Stock, if any, which arise under the DGCL and the Certificate of Incorporation.

Transactions covered by Article EIGHTH include mergers of the Company or any of its subsidiaries with an Interested Stockholder, sales of all or any substantial part of the assets of the Company and its subsidiaries to an Interested Stockholder, the issuance or delivery of any securities of the Company or any of its subsidiaries to an Interested Stockholder, any loan, advance or guarantee, pledge or other financial assistance provided by the Company or any of its subsidiaries to the Interested Stockholder, any voluntary dissolution or liquidation of the Company or amendment to the Company's By-laws, a reclassification of securities or recapitalization of the Company or other transaction (if such reclassification, recapitalization or other transaction results in the Interested Stockholder increasing its proportionate share of any class of the Company's capital stock) or any agreement, contract, or other arrangement to do any of the foregoing.

An "Interested Stockholder" is defined in Article EIGHTH as any other corporation, person, or entity which (i) beneficially owns or controls, directly or indirectly, 10% or more of the voting stock of the Company (or has announced a plan or intention to acquire such securities), and any affiliate or associate of such corporation, person, or entity or (ii) is an affiliate or associate of the Company and at any time within two-years prior to the date in question was the beneficial owner of 10% or more of the voting stock of the Company. Specifically excluded from the definition of Interested Stockholder are (i) the Company and any of its subsidiaries, and (ii) any profit-sharing, employee stock ownership or other employee benefit plan of the Company or any subsidiary, or trustees or fiduciaries for such.

A "Disinterested Director" is defined in Article EIGHTH as a director who is not an affiliate, associate, representative, agent or employee of an Interested Stockholder, and who was a member of the Board of Directors prior to the time that the Interested Stockholder involved in the transaction being considered became an Interested Stockholder, and any successor to a Disinterested Director, while such successor is a member of the Board of Directors, who is not an affiliate, associate, representative, agent or employee of an Interested Stockholder and who was nominated by a majority of the Disinterested Directors.

Article EIGHTH may not be altered, amended, or repealed without the affirmative vote of the holders of a majority of the Company's outstanding voting power, voting together as a single class (but excluding any voting stock owned by an Interested Stockholder), except if recommended by a majority of Disinterested Directors, in which case the voting requirements of the DGCL, the Certificate of Incorporation and the Company's By-laws otherwise applicable govern.

DELAWARE BUSINESS COMBINATION STATUTE. The Company is subject to Section 203 of the DGCL ("Section 203"), which restricts certain transactions and business combinations between a corporation and an "interested stockholder" (which is generally defined by Section 203 to be a person owning 15% or more of the corporation's outstanding voting stock) for a period of three years from the date the stockholder becomes an interested stockholder. Subject to certain exceptions, unless the transaction is approved by the Board of Directors and the holders of at least two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder), Section 203 prohibits significant business transactions such as a merger with, disposition of significant assets to or receipt of disproportionate financial benefits by the interested stockholder, or any other transaction that would increase the interested stockholder's proportionate ownership of any class or series of the Company's capital stock. The statutory ban does not apply if: (i) prior to the time that any stockholder became an interested stockholder, the Board of Directors approved either the business combination or the transaction in which such stockholder became an interested stockholder, or (b) upon consummation of the transaction in which any stockholder becomes an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation (excluding shares held by persons who are both directors and officers or by certain employee stock plans).

DIRECTORS' LIABILITY

The Certificate of Incorporation provides that the Board of Directors may eliminate in certain circumstances the liability of directors of the Company for monetary damages for breach of their fiduciary duty of care as directors. This provision does not abrogate the director's duty of care, nor does it eliminate the liability of a director (i) for a breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the DGCL (relating to the declaration of dividends and purchase or redemption of shares in violation of the DGCL), and
(iv) for transactions from which the director derived an improper personal benefit.

The Certificate of Incorporation also provides for indemnification of directors and officers to the fullest extent authorized by Delaware law.

TRANSFER AGENT AND REGISTRAR

Harris Trust Company of New York acts as transfer agent and registrar for the Common Stock.

                              PLAN OF DISTRIBUTION

The Selling Stockholders may sell the Common Stock being offered hereby directly to other purchasers, or to or through underwriters, dealers or agents. To the extent required, a Prospectus Supplement with respect to the Common Stock will set forth the terms of the offering of the Common Stock, including the name(s) of any underwriters, dealers or agents, the name(s) of the Selling Stockholders, the number of shares of Common Stock to be sold, the price of the offered Common Stock, any underwriting discounts or other items constituting underwriters' compensation and any discounts or concessions allowed or reallowed or paid to dealers.

The Common Stock offered hereby may be sold from time to time directly by the Selling Stockholders or, alternatively, through underwriters, broker-dealers or agents. Such Common Stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Such sales may be effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which the Common Stock may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or services or in the over-the-counter market or (iv) through the writing of options. In connection with sales of the Common Stock offered hereby or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of such Common Stock in the course of hedging the positions they assume. The Selling Stockholders may also sell the Common Stock offered hereby short and deliver such Common Stock to close out such short positions, or loan or pledge such Common Stock to broker-dealers that in turn may sell such securities. The Common Stock offered hereby also may be sold pursuant to Rule 144 under the Securities Act.

Any Selling Stockholder and any such underwriters, brokers, dealers or agents, upon effecting the sale of the Common Stock, may be deemed "underwriters" as that term is defined by the Securities Act.

The underwriter or underwriters with respect to a particular underwritten offering of Common Stock will be named in the Prospectus Supplement relating to such offering, and if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase the Common Stock will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Common Stock if any is purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If a dealer is utilized in the sale of any Common Stock in respect of which this Prospectus is delivered, the Selling Stockholders may sell such Common Stock to the dealer, as principal. The dealer may then resell such Common Stock to the public at varying prices to be determined by such dealer at the time of resale. To the extent required, the name of the dealer and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

In connection with the sale of the Common Stock offered hereby, underwriters or agents may receive compensation from the Company, the Selling Stockholders or from purchasers of such Common Stock for whom they may act as agents in the form of discounts, concessions, or commissions. Underwriters, agents, and dealers participating in the distribution of the Common Stock may be deemed to be underwriters, and any such compensation received by them and any profit on the resale of Common Stock by them may be deemed to be underwriting discounts or commissions under the Securities Act.

The Common Stock is listed on the NYSE, the Pacific Stock Exchange, the Chicago Stock Exchange and the London Stock Exchange. Any underwriters to whom Common Stock is sold by the Selling Stockholders for public offering and sale may make a market in such Common Stock, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Common Stock.

The Selling Stockholders, agents, dealers, and underwriters may be entitled under the Registration Rights Agreement or other agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the Selling Stockholders, agents, dealers, or underwriters may be required to make with respect thereto. Underwriters, dealers, or agents and their associates may be customers of, engage in transactions with and perform services for, the Company in the ordinary course of business.

The Company has agreed to pay certain expenses in connection with the offering contemplated hereby, including (i) registration and filing fees, (ii) fees and expenses of providing certain information to the Sellers, (iii) fees and expenses of compliance with securities or blue sky laws and (iv) fees and expenses of preparing and delivering certificates representing the Common Stock. In addition to such expenses, the Company has agreed to pay certain other expenses customarily borne by issuers in the event of an underwritten offering of Common Stock conducted pursuant to the Registration Rights Agreement, including: (i) printing expenses, (ii) fees and disbursements of counsel for the Company and its independent public accountants, and (iii) reasonable fees and expenses of one counsel for the Selling Stockholders. The Selling Stockholders participating in any underwritten offering shall be responsible for any underwriting discounts and commissions and fees and, subject to clause (iii) immediately above, expenses of their own counsel. Any Selling Stockholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Common Stock against certain liabilities, including liabilities arising under the Securities Act. The Company and the Selling Stockholders have agreed to indemnify each other and certain other persons against certain liabilities in connection with the offering of the Common Stock including liabilities arising under the Securities Act.

                                 LEGAL MATTERS

Certain legal matters will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                    EXPERTS

The consolidated financial statements and supplemental notes of the Company and its subsidiaries as of December 31, 1996 and 1995 and for each of the years in the three year period ended December 31, 1996, included and incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated by reference into this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of J&H and its subsidiaries as of and for the year ended December 31, 1996, included in the Company's Current Report on Form 8-K filed with the Commission on April 7, 1997, and incorporated by reference into this Prospectus, have been incorporated herein in reliance upon the report of Arthur Andersen LLP, independent public accountants, included in such Form 8-K and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.